SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	03-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Current assets	2,748,988	2,722,360
Non-current assets	11,121,432	11,283,821

Total assets	13,870,420	14,006,181

Liabilities	03-31-2017 ThU.S.$	12-31-2016 ThU.S.$
Current liabilities	1,306,061	1,346,064
Non-current liabilities	5,575,114	5,660,834
Non–parent participation	45,201	44,032
Net equity attributable to parent company	6,944,044	6,955,251

Total net equity and liabilities	13,870,420	14,006,181

As of March 31, 2017, total assets decreased MU.S.$136 compared to December 31, 2016, equivalent to a 0.97% variation. This deviation was driven mainly by decreases in the balance of biological assets and inventories.

In turn, total liabilities decreased by MU.S.$126 mainly due to a decrease in accounts payable, deferred tax liabilities and liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	03-31-2017	12-31-2016
Current Liquidity (current assets / current liabilities)	2.10	2.02
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.24	1.16

Debt indicators	03-31-2017	12-31-2016
Debt to equity ratio (total liabilities / equity)	0.98	1.00
Short-term debt to total debt (current liabilities / total liabilities)	0.19	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.81	0.81

	03-31-2017	03-31-2016
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	(0.18)	2.14

Activity ratio	03-31-2017	12-31-2016
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.05	2.99
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.15	3.97
Inventory permanence-days ((inventories + biological assets) /cost of sales)	117.93	120.42
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	86.64	90.68

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2017, the short-term debt represented 19% of total liabilities (19% as of December 31, 2016).

Our financial expenses coverage ratio decreased from 2.14 to (0.18), mainly due to the higher earnings before taxes for the period ended March 31, 2017, compared to the same period of 2016.

b)	Statements of profit or loss

Income before income tax

Income before income tax registered a loss of approximately MU.S.$71 compared to a profit of approximately MU.S.$80 in the same period of 2016. The negative variation of MU.S.$151 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	48
Distribution and Administrative Expenses	(27)
Other income/ expenses per function (*)	(183)
Others	11

Net change in income before income tax	(151)

(*)	Net loss for forest fires of MU.S.$178.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2017 ThU.S.$	03-31-2016 ThU.S.$
Pulp	579,356	525,831
Timber	624,263	591,740
Forestry	19,635	22,250
Other	10,482	6,204

Total revenues	1,233,736	1,146,025

Sales costs	03-31-2017 ThU.S.$	03-31-2016 ThU.S.$
Wood	186,765	188,850
Forestry work	149,638	131,728
Depreciation and amortization	95,626	87,429
Other costs	439,590	423,819

Total sales costs	871,619	831,826

Profitability index	03-31-2017	12-31-2016
Profitability on equity	(2.59)	3.19
Profitability on assets	(1.30)	1.57
Return on operating assets	3.58	2.21

Profitability ratios	03-31-2017	03-31-2016
Income per share (U.S.$) (1)	(0.40)	0.46
Income after tax (ThU.S.$) (2)	(45,272)	52,919
Gross margin (ThU.S.$)	362,117	314,199
Financial costs (ThU.S.$)	(59,872)	(70,285)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	03-31-2017 MU.S.$	03-31-2016 MU.S.$
Gain (loss)	(43.3)	52.9
Finance costs	59.9	70.3
Financial income	(6.4)	(11.3)
Expenses for income tax	(25.6)	27.4
EBIT	(17.4)	139.3
Depreciation and amortization	105.0	94.6
EBITDA	87.5	233.8
Cost at fair value of the harvest	70.5	70.6
Gain from changes in fair value of biological assets	(43.3)	(50.5)
Exchange difference	(1.5)	1.1
Others*	178.4	0.0
Adjusted EBITDA	291.7	252.8

*	2017: Forest loss provision of MU.S.$178.4.
*	2016: Forest loss provision of MU.S.$0 for the period ended March 31, 2017. As of December 21, 2016 the amount was MU.S.$15.2.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Pulp prices gained strength throughout the first quarter and surpassed our preliminary estimates. Demand remained active worldwide, evidenced by the increase in shipments of long fiber and short fiber in March by 5.6% and 7.3% respectively, compared to the same month of last year. The startup of OKI Mill’s Line 1 did not have an impact on prices as demand efficiently absorbed the incoming supply. OKI Mill’s Line 2 has recently started but impact in prices is yet to be seen. In Asia, average prices in both fibers followed an upward trend. Europe, on the other hand, remained subdued throughout the first months of the year, reacting to changes in supply and demand at a much slower rate. This delay is mainly due to the fact that European prices are generally indexed to list prices which are already lagged in comparison to market prices. Discounts in this market are also negotiated once a year, which means that any increase in discounts shows a slight decrease in net price as prices continue to adjust to the market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

In Asia, prices showed a gain compared to last quarter as well as compared to the same quarter of last year. Long fiber average prices increased U.S.$ 70 per ton or approximately 12%, while short fiber prices increased approximately U.S.$ 80 per ton or 15%. Despite a slight downturn in demand growth in China compared to last quarter, demand levels remain active. The Chinese government policies to stimulate internal consumption are showing results: paper producers are operating close to 100% of their plant capacity, compared to 65% to 80% a few months ago. Many production facilities did not even stop during the Chinese New Year to meet demand, even though costs per worker can increase up to three times during this holiday. Prices for paper have also surged as producers have been able to transfer their higher costs to the final client. Growing demand for these final products has sparked new interest in investments for the paper industry, with many new projects shortening their ramp up timelines. Other Asian countries such as Korea have not had the same dynamic: paper producers’ margins have been waning as they have not had the same luck in obtaining higher selling prices for their products.

Oversupply in the tissue and printing & writing paper markets located in Europe have hindered paper producers to push for higher prices. However, pulp prices did follow the positive international trend, with average prices in long fiber increasing U.S.$ 25 per ton or 4%, and short fiber increasing U.S.$ 90 per ton or 14%. Despite a larger increase in short fiber prices in Europe compared to Asia, Asian margins continue to surpass European margins. In general, pulp producers have preferred to continue selling within the European market, considering container shipping costs from Europe to Asia have surged, especially those destined to China. Local long fiber pulp producers such as those located in Scandinavia have therefore decided to sell within Europe rather than seek Asian markets, dampening the increase in prices in this fiber.

Latin American markets have not had any significant change compared to last quarter, chiefly following international price trends, with the exception of Brazil and Venezuela. The new Klabin pulp mill continues to place pressure on local long fiber prices in Brazil as its ramp up progresses. On the other hand, in Venezuela import licenses have not been approved, and many local paper producers are at risk of downtime for lack of raw material.

During the quarter, the maintenance stoppage of our Constitución Mill was moved up from the end of the second quarter to the first quarter, due to the forest fires that affected the nearby region where this mill is located. The mill was not affected with the forest fires, but a stoppage was mandated as a safety precaution. There were no other maintenance stoppages that affected this quarter.

Timber Division

Sawn timber markets had a depressed quarter compared to the fourth quarter of 2016 and the first quarter of 2016. Despite the forest fires in Chile during this year, which damaged our El Cruce Sawmill, our other sawmills were able to pick up the pace and absorb the lack in production. Because of this, production remained within normal levels. Prices remained fairly stable in sawn timber and remanufactured sawn timber, increasing by 1.3% and 1.7% respectively, quarter on quarter. On the other hand, sawn timber sales volume decreased by 15.3% compared to last quarter. Remanufactured products helped counteract this negative effect, increasing sales volume by 6.6%. Sawn timber sales to our Asian markets have remained buoyant, with sales to Taiwan and China leading the way. The Middle East has had better demand levels and lower freight costs, which has enabled us to negotiate better price levels and receive better margins.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Panels

Plywood production was solid throughout the quarter despite setbacks in wood supply after the forest fires. Sales were also steady, with plywood sales volume increasing 7.0%, partially offset by a decrease in prices of 0.8% compared to last quarter.

Composite panel markets showed improvement in sales volume and average prices compared to last quarter. Overall, MDF panels (“MDF”) increased its sales volume by 3.7% and its prices by 1.6%, while PB panels (“PB”) increased its sales volume by 4.3% and its price by 1.3%.

In North America, sales volume surged thanks to MDF and PB sales. Prices fluctuated around the same levels as last quarter, slightly declining when compared to the same quarter of last year. The MDF moldings market remained stable throughout the quarter.

In Brazil, volumes continued stressed, especially PB which declined 14% compared to the quarter before due to a more depressed industrial channel. Prices, however, rose steadily 4% in MDF and 5% for PB. Compared to the same quarter of last year, prices have risen for both MDF and PB approximately 30%, showing signs of recovery for the Brazilian market. In Argentina, despite increasing prices, sales volume declined. PB was the most affected, with prices increasing 2% but sales volume decreasing 14% quarter on quarter. Other Latin American markets lost dynamism during the quarter, evidenced by less overall sales in these markets.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2017 ThU.S.$	03-31-2016 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	181,196	227,163
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	(46,628)	35,887
Dividend payments	(785)	—

Others	3	(380)

Cash flow from (used in) investment activities:
Incorporation and sale of property, plant and equipment	(68,966)	(77,325)
Incorporation and sale of biological assets	(45,926)	(36,772)
Incorporation and sale of intangible assets	(4,640)	(521)
Others	(2)	1,225

Positive (negative) Net cash flow	14,252	149,277

The financing cash flow had a negative balance of MU.S.$47 in the current period compared to a positive balance of MU.S.$35 in the same period of 2016. Such decrease was mainly due to an increase in bank loans received and a decrease in loan payments.

In relation to the flow of investment at the end of the current period, there was a negative balance of MU.S.$119 compared to a negative balance of MU.S.$113 for the same period in 2016, mainly due to greater disbursements for plantations in the current period and the purchase of intangibles, offset by lower payments in purchases of property, plant and equipment purchases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2017, a ratio of fixed rate debt to total consolidated debt of approximately 86.8%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of March 31, 2017, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		03-31-2017	12-31-2016
	Note	Unaudited ThU.S.$	ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	608,505	592,253
Other current financial assets	23	4,186	5,201
Other current non-financial assets	25	170,622	144,915
Trade and other current receivables	23	723,961	701,610
Accounts receivable due from related companies	13	9,952	12,505
Current Inventories	4	825,605	852,612
Current biological assets	20	299,931	306,117
Current tax assets		103,286	104,088
Total Current Assets other than assets or disposal groups classified as held for sale		2,746,048	2,719,301
Non-Current Assets or disposal groups classified as held for sale	22	2,940	3,059
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		2,940	3,059

Total Current Assets		2,748,988	2,722,360
Non-Current Assets
Other non-current financial assets	23	15,868	8,868
Other non-current non-financial assets	25	109,108	130,319
Trade and other non-current receivables	23	16,332	14,273
Accounts receivable due from related companies, non-current	13	957	957
Investments accounted for using equity method	15-16	461,186	446,548
Intangible assets other than goodwill	19	90,767	89,497
Goodwill	17	75,840	74,893
Property, plant and equipment	7	6,898,149	6,919,495
Non-current biological assets	20	3,446,550	3,592,874
Deferred tax assets	6	6,675	6,097
Total Non-Current Assets		11,121,432	11,283,821
Total Assets		13,870,420	14,006,181

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		03-31-2017	12-31-2016
	Note	Unaudited ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	674,275	697,452
Trade and other current payables	23	506,463	537,891
Accounts payable to related companies	13	7,444	3,831
Other current provisions	18	438	842
Current tax liabilities		2,723	1,641
Current provisions for employee benefits	10	5,315	5,244
Other current non-financial liabilities	25	109,403	99,163

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,306,061	1,346,064

Total Current Liabilities		1,306,061	1,346,064
Non-Current Liabilities
Other non-current financial liabilities	23	3,821,387	3,870,914
Other non-current provisions	18	38,829	38,138
Deferred tax liabilities	6	1,591,030	1,631,065
Non-current provisions for employee benefits	10	61,099	60,084
Other non-current non-financial liabilities	25	62,769	60,633
Total Non-Current Liabilities		5,575,114	5,660,834
Total Liabilities		6,881,175	7,006,898
Equity	3
Issued capital		353,618	353,618
Retained earnings		7,274,554	7,329,675
Other reserves		(684,128)	(728,042)
Equity attributable to parent company		6,944,044	6,955,251
Non-controlling interests		45,201	44,032
Total Equity		6,989,245	6,999,283

Total Equity and Liabilities		13,870,420	14,006,181

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January-March Unaudited
		2017	2016
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	1,233,736	1,146,025
Cost of sales	3	(871,619)	(831,826)
Gross profit		362,117	314,199
Other income	3	48,332	58,017
Distribution costs	3	(124,010)	(112,486)
Administrative expenses	3	(120,350)	(105,109)
Other expense	3	(193,116)	(20,509)
Profit (loss) from operating activities		(27,027)	134,112
Finance income	3	6,413	11,312
Finance costs	3	(59,872)	(70,285)

Share of profit (loss) of associates and joint ventures accounted for using equity method	15	8,131	4,038
Exchange rate differences		1,461	1,109
Profit before income tax		(70,894)	80,286
Income Tax	6	25,622	(27,367)
Net Profit (loss)		(45,272)	52,919

Net profit attributable to

Net profit attributable to parent company		(45,608)	52,174

Net profit attributable to non-controlling interests		336	745
Net Profit (loss)		(45,272)	52,919

Basic earnings per share (in U.S.$ per share)

Basic earnings per share from continuing operations		(0.4030412)	0.4610654

Basic earnings per share		(0.4030412)	0.4610654

Earnings per diluted shares (in U.S.$ per share)

Earnings per diluted share from continuing operations		(0.4030412)	0.4610654

Earnings per diluted share		(0.4030412)	0.4610654

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-March Unaudited
	Note	2017 ThU.S.$	2016 ThU.S.$
Net profit		(45,272)	52,919
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans		(88)	(2,041)
Share of other comprehensive income of associates and joint ventures accounted for using equity method		(100)	(927)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(188)	(2,968)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	33,721	88,907
Other Comprehensive Income before tax exchange differences on translation		33,721	88,907
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	17,710	5,986
Recycle of cash flow hedges to profit or loss before tax	23	(2,287)	(2,616)
Other Comprehensive Income before tax Cash flow hedges		15,423	3,370
Other Comprehensive income that will be reclassified to profit or loss before tax		49,144	92,277
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		10	562
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		10	227
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	23	(4,226)	(1,378)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss	23	(4,226)	(1,378)
Other comprehensive (loss) income		44,750	88,720
Comprehensive (loss) income		(522)	141,639

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		(1,694)	138,597
Comprehensive (loss) income, attributable to non-controlling interests		1,172	3,042
Total comprehensive (loss) income		(522)	141,639

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited 03-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							(45,608)	(45,608)	336	(45,272)
Other comprehensive income, net of tax		32,885	11,197	(78)	(90)	43,914		43,914	836	44,750
Comprehensive income	—	32,885	11,197	(78)	(90)	43,914	(45,608)	(1,694)	1,172	(522)
Dividends							(9,513)	(9,513)	(3)	(9,516)
Changes in equity	—	32,885	11,197	(78)	(90)	43,914	(55,121)	(11,207)	1,169	(10,038)
Closing balance at 03-31-2017	353,618	(671,001)	12,293	(20,830)	(4,590)	(684,128)	7,274,554	6,944,044	45,201	6,989,245

Unaudited 03-31-2016	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net profit							52,174	52,174	745	52,919
Other comprehensive income, net of tax		86,610	1,992	(1,479)	(700)	86,423		86,423	2,297	88,720
Comprehensive income	—	86,610	1,992	(1,479)	(700)	86,423	52,174	138,597	3,042	141,639
Dividends							(17,901)	(17,901)	(32)	(17,933)
Increase (decrease) from transfers and other changes							—	—	(62)	(62)
Changes in equity	—	86,610	1,992	(1,479)	(700)	86,423	34,273	120,696	2,948	123,644
Closing balance at 03-31-2016	353,618	(786,160)	(53,404)	(18,147)	(5,226)	(862,937)	7,238,725	6,729,406	40,683	6,770,089

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

	January-March Unaudited
	2017 ThU.S.$	2016 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	1,321,668	1,308,350

Other cash receipts from operating activities	83,446	129,125
Classes of cash payments
Payments to suppliers for goods and services	(980,138)	(935,629)
Payments to and on behalf of employees	(139,701)	(125,310)
Other cash payments from operating activities	(19,530)	(64,770)
Interest paid	(74,154)	(72,296)
Interest received	3,799	3,918
Income taxes paid	(12,779)	(13,280)
Other inflows (outflows) of cash, net	(1,847)	(2,945)
Net Cash flows from Operating Activities	180,764	227,163

Cash flows (used in) investing activities

Cash used for contributions and purchase of associates and joint ventures	1	—
Proceeds from sale of property, plant and equipment	512	2,338
Purchase of property, plant and equipment	(69,046)	(79,663)
Purchase of intangible assets	(4,640)	(521)
Proceeds from sales of other long-term assets	220	4
Purchase of other non-current assets	(46,146)	(36,776)
Other inflows (outflows) of cash, net	(3)	1,225
Cash flows used in Investing Activities	(119,102)	(113,393)

Cash flows from (used in) Financing Activities

Total borrowings obtained	5,001	208,487
Debt obtained in long-term	—	297
Debt obtained in short-term	5,001	208,190
Repayments of borrowings	(51,629)	(172,600)
Dividends paid	(785)	—
Other outflows of cash, net	3	(380)
Cash flows used in Financing Activities	(47,410)	35,507

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	14,252	149,277
Effect of exchange rate changes on cash and cash equivalents	2,000	(6,591)

Net increase (decrease) of Cash and Cash equivalents	16,252	142,686
Cash and cash equivalents, at the beginning of the period	592,253	500,025
Cash and cash equivalents, at the end of the period	608,505	642,711

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND 2016 AND DECEMBER 31, 2016

NOTE 1. PRESENTATION OF INERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, timber and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of the Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of March 31, 2017 are:

•	Interim Classified Consolidated Statements of Financial Position as of March 31, 2017 and December 31, 2016.

•	Interim Consolidated Statements of Profit or Loss for the periods between January 1 and March 31, 2017 and 2016

•	Interim Consolidated Statements of Comprehensive Income for the periods between January 1 and March 31, 2017 and 2016

•	Interim Consolidated Statements of Changes in Equity for the periods between January 1 and March 31, 2017 and 2016

•	Interim Consolidated Statements of Cash Flows for the periods between January 1 and March 31, 2017 and 2016

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Interim Consolidated Financial Statements

Periods between January 1 and March 31, 2017 and 2016.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements for the periods between January 1 and March 31, 2017 were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No.569 held May 17, 2017.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (“ThU.S.$”).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and represent the explicit and unreserved adoption of IFRS.

Retroactive application of IFRS

On October 17, 2014, the SVS issued Circular Letter No. 856, instructing audited companies to register in fiscal year 2014 against equity the differences in assets and liabilities as a result of deferred taxes arising from the direct effect of the increase in the first category tax rates introduced by Law No. 20,780. Such accounting treatment differs from IAS 12 and therefore, represented a change to the framework for the preparation and presentation of financial information adopted up to that date.

Considering what was explained in the preceding paragraph represented a specific and temporary deviation from IFRS, as from 2016 and according to paragraph 4A of IFRS 1, Arauco has decided to apply retroactively such rules (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”), as if it had never stopped applying them.

Given that what was indicated in the preceding paragraph does not alter any of the accounts shown in the financial statements as of December 31, 2016 and 2015, nor the financial statements as of December 31, 2015 and 2014, in accordance with paragraph 40A of IAS 1 “Presentation of Financial Statements”, it is not necessary to present financial statements as of January 1, 2015 (third column).

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company policy’s is to enter into derivatives contracts only for economic hedging purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instruments and the change in the hedged items attributable to the hedged risks are recognized in profit or loss in the corresponding line item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the interim consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the businesses combination achieved (“step acquisition”), recognizing in the statements of profit or loss the effects of the re-measurement of previously held equity in the acquiree.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statements of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the interim consolidated statement of profit or loss.

r)	Income taxes and deferred taxes.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR” (Cost and freight), where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF” (Cost Insurance & Freight), where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the interim consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 7	Statement of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.	January 1, 2017

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IFRS 1	First-Time adoption of the IFRS Suspension of short-term exceptions	January 1, 2018

IFRS 12	Disclosure of Interests in Other Entities. Clarifies the scope of this rule.	January 1, 2018

IAS 28	Investments in Associates and Joint Ventures.	January 1, 2018

IFRS 10 y IAS 28-Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Undetermined.

IFRS - 9 Financial Instruments.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The provision includes new rules applicable to hedge accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (hedge) Derivatives, and highly-liquid financial instruments.

Consequently, Arauco does not expect the new standard to have a significant impact in the classification and measurement of its financial assets. There will be no impact over the accounting of the group’s financial liabilities, because the new requirements only affect the accounting of financial liabilities that are recognized at fair value through profit and loss, and the group does not have such liabilities. Arauco does not intend to adopt IFRS 9 prior to its date of mandatory applicability.

IFRS 15 – Ordinary Activities’ Income from Contracts with Clients.

The new provision specifies how and when income will be recognized and increases the disclosures. The provision provides a single five-step model based on principles applicable to all contracts with clients. The provision will be in full force and effect on January 1, 2018.

Arauco is a pulp and wood supplier in the global markets. Arauco’s contracts with clients can be clearly identified on the basis of purchase orders placed by such clients. Performance obligations are regularly explicitly defined as the products are delivered in accordance with the client’s contracts.

The main contracts with clients do not include additional separate performance obligations that would substantially change the timing of income recognition in accordance to IFRS 15, compared to current income recognition practices.

IFRS 16 - Leases

IFRS 16 was issued in January, 2016. The new provision will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new provision an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this rule. This provision will be in full force and effect on January 1, 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

According to the evaluations carried out, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Interim Consolidated Financial Statements during its initial application period.

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	03-31-2017	12-31-2016
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	03-31-2017	12-31-2016
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

As of March 31, 2017 and 2016, no dividends were paid.

The interim dividend paid in December 2016 was equivalent to 20% of the distributable net income calculated as of the end of September 2016 and was considered a decrease in the statement of changes in equity.

The final dividend paid each year, by the end of May, corresponds to 40% of the prior year distributable net profit, which takes into account the interim dividend paid

The ThU.S.$9,513 (ThU.S.$17,901 as of March 31, 2016) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2017.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and per share amounts during the period 2016.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.87683

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of March 31, 2017 and 2016:

	January - March
	Unaudited
	2017	2016
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	48,332	58,017
Gain from changes in fair value of biological assets (See note 20)	43,257	50,475
Net income from insurance compensation	67	1,456
Revenue from export promotion	895	619
Lease income	1,034	819
Gain on sales of assets	1,966	2,878
Access easement	38	—
Other operating results	1,075	1,770

Classes of Other Expenses by activity
Total of Other Expenses by activity	(193,116)	(20,509)
Depreciation	(891)	(318)
Legal expenses	(253)	(1,261)
Impairment provision for property, plant and equipment and others	(975)	(927)
Operating expenses related to plants stoppage	(1,042)	(1,539)
Expenses related to projects	(969)	(62)
Loss of asset sales	(564)	(247)
Loss and repair of assets	(3,719)	(231)
Loss of forest due to fires	(178,361)	—
Other Taxes	(1,867)	(1,862)
Research and development expenses	(416)	(563)
Severance payments and evictions	(330)	(200)
Fines, readjustments and interests	(277)	(152)
Loss on disposal of associates	—	(10,369)
Other expenses	(3,452)	(2,778)

Classes of financing income
Financing income, total	6,413	11,312
Financial income from mutual funds - term deposits	2,698	3,241
Financial income resulting from swap - forward instruments	1,845	6,545
Other financial income	1,870	1,526

Classes of financing costs
Financing costs, Total	(59,872)	(70,285)
Interest expense, Banks loans	(7,747)	(8,695)
Interest expense, Bonds	(47,919)	(45,684)
Interest expense, other financial instruments	(744)	(10,115)
Other financial costs	(3,462)	(5,791)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	8,131	4,038
Investments in associates	3,415	3,275
Joint ventures	4,716	763

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - March
	Unaudited
Cost of sales	2017 ThU.S.$	2016 ThU.S.$
Timber	186,765	188,850
Forestry labor costs	149,638	131,728
Depreciation and amortization	95,626	87,429
Maintenance costs	63,988	71,806
Chemical costs	125,310	117,951
Sawmill Services	28,663	27,832
Other Raw Materials	44,502	56,052
Other Indirect costs	42,241	28,733
Energy and fuel	33,508	32,419
Cost of electricity	20,251	11,401
Wage and salaries	81,127	77,625
Total	871,619	831,826

	January - March
	Unaudited
	2017	2016
Distribution cost	ThU.S.$	ThU.S.$
Selling costs	9,180	7,582
Commissions	3,509	3,517
Insurance	763	920
Provision for doubtful accounts	1	43
Other selling costs	4,907	3,102
Shipping and freight costs	114,830	104,904
Port services	7,292	6,382
Freights	93,167	80,697
Other shipping and freight costs	14,371	17,825
Total	124,010	112,486

	January - March
	Unaudited
	2017	2016
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	50,067	42,766
Marketing, advertising, promotion and publications expenses	2,375	2,322
Insurance	4,648	5,920
Depreciation and amortization	8,132	6,104
Computer services	6,711	3,523
Lease rentals (offices, other property and vehicles)	4,023	2,521
Donations, contributions, scholarships	2,397	2,828
Fees (legal and technical advisors)	9,199	9,889
Property taxes, city permits and rights	4,305	2,723
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	28,493	26,513
Total	120,350	105,109

		January - March
		Unaudited
		2017	2016
Expenses for	Note	ThU.S.$	ThU.S.$
Depreciations	7	101,415	91,532
Employee benefits	10	132,290	122,097
Amortization	19	3,545	3,020

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	03-31-2017 ThU.S.$
Audit services	602
Other services
Tax services	179
Others	27
TOTAL	808
Number of employees	No. 15,737

NOTE 4. INVENTORIES

	03-31-2017	12-31-2016
	Unaudited
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	9,966	61,252
Production supplies	101,948	102,760
Products in progress	53,288	59,332
Finished goods	499,305	468,544
Spare Parts	161,098	160,724
Total Inventories	825,605	852,612

Inventories recognized as cost of sales at March 31, 2017 were ThU.S.$854,573 (ThU.S.$808,244 at March 31, 2016).

In order to have the inventories recorded at net realizable value at March 31, 2017, a net increase of inventories was recognized associated with a less provision of obsolescence of ThU.S.$3,197 (ThU.S.$534 at March 31, 2016). As of March 31, 2017, the amount of obsolescence provision is ThU.S.$25,302 (ThU.S.$28,499 at December 31, 2016).

At March 31, 2017 there were inventory write-offs of ThU.S.$123 (ThU.S.$424 at March 31, 2016)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2017	12-31-2016
	Unaudited
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	169	3,156
Bank checking account balances	162,052	146,290
Time deposits	289,401	247,391
Mutual funds	130,933	195,416
Other cash and cash equivalents	25,950	—
Total	608,505	592,253

The risk classification of the mutual funds in effect as of March 31, 2017 and December 31, 2016 is shown below.

	March 2017	March 2016
	Unaudited
	ThU.S.$	ThU.S.$
AAAfm	127,914	192,895
AAfm	2,983	2,521
Non-classified	36	—
Total Mutual Funds	130,933	195,416

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 25,5% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	03-31-2017	12-31-2016
	Unaudited
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,746	5,771
Deferred tax Assets relating to Accrued Liabilities	8,113	11,716
Deferred tax Assets relating to Post-Employment benefits	17,910	17,618
Deferred tax Assets relating to Property, Plant and equipment	11,143	9,806
Deferred tax Assets relating to Financial Instruments	10,233	12,699
Deferred tax Assets relating to Tax Loss Carryforward	74,422	50,917
Deferred tax Assets relating to Inventories	7,208	7,158
Deferred tax Assets relating to Provisions for Income	4,277	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,469	4,886
Intangible revaluation differences	10	10
Deferred tax Assets relating to Other Deductible Temporary Differences	24,228	30,216
Total Deferred Tax Assets	167,759	157,866

Netting presentation	(161,084)	(151,769)

Net Effect	6,675	6,097

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$251,686 (ThU.S.$157,403 at December 31, 2016), which are mainly originated by operational and financial losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$ 80,826 (ThU.S.$ 76,280 at December 31, 2016) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2017	12-31-2016
	Unaudited
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	921,555	934,892
Deferred tax Liabilities relating to Financial Instruments	7,378	7,186
Deferred tax Liabilities relating to Biological Assets	699,735	719,577
Deferred tax Liabilities relating to Inventory	32,637	31,072
Deferred tax Liabilities relating to Prepaid Expenses	44,807	42,881
Deferred tax Liabilities relating to Intangible	27,726	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	18,276	20,004
Total Deferred Tax Liabilities	1,752,114	1,782,834

Netting presentation	(161,084)	(151,769)

Net Effect	1,591,030	1,631,065

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$4,226 for the period ended March 31, 2017 (compared to a credit of ThU.S.$1,378 for the period ended March 31, 2016), which is presented in the Consolidated Statements of Comprehensive Income and accumulated in Reserves for Cash Flow Hedges in the Consolidated Statement of Changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03-31-2017 Unaudited
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,771	(74)	—	49	5,746
Deferred tax Assets relating to Accrued Liabilities	11,716	(3,552)	—	(51)	8,113
Deferred tax Assets relating to Post-Employment benefits	17,618	265	10	17	17,910
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,337	—	—	11,143
Deferred tax Assets relating to Financial Instruments	12,699	(286)	(2,180)	—	10,233
Deferred tax Assets relating to Tax Loss Carryforward	50,917	22,529	—	976	74,422
Deferred tax Assets relating to Inventories	7,158	50	—	—	7,208
Deferred tax Assets relating to Provisions for Income	7,069	(2,792)	—	—	4,277
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(427)	—	10	4,469
Intangible revaluation differences	10	—	—	—	10
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	(6,290)	—	302	24,228
Total Deferred Tax Assets	157,866	10,760	(2,170)	1,303	167,759

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03-31-2017 Unaudited
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(14,266)	—	929	921,555
Deferred tax Liabilities relating to Financial Instruments	7,186	192	—	—	7,378
Deferred tax Liabilities relating to Biological Assets	719,577	(22,390)	—	2,548	699,735
Deferred tax Liabilities relating to Inventory	31,072	1,565	—	—	32,637
Deferred tax Liabilities relating to Prepaid Expenses	42,881	1,926	—	—	44,807
Deferred tax Liabilities relating to Intangible	27,222	288	—	216	27,726
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(1,899)	—	171	18,276
Total Deferred Tax Liabilities	1,782,834	(34,584)	—	3,864	1,752,114

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(8,019)	—	292	5,771
Deferred tax Assets relating to Accrued Liabilities	8,535	3,181	—	—	11,716
Deferred tax Assets relating to Post-Employment benefits	15,480	579	1,509	50	17,618
Deferred tax Assets relating to Property, Plant and equipment	7,730	2,076	—	—	9,806
Deferred tax Assets relating to Financial Instruments	21,805	1,500	(10,606)	—	12,699
Deferred tax Assets relating to Tax Loss Carryforward	35,751	11,498	—	3,668	50,917
Deferred tax Assets relating to Inventories	4,240	2,918	—	—	7,158
Deferred tax Assets relating to Provisions for Income	3,997	3,050	—	22	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,572	261	—	53	4,886
Intangible revaluation differences	56	(46)	—	—	10
Deferred tax Assets relating to Other Deductible Temporary Differences	24,587	3,593	—	2,036	30,216
Total Deferred Tax Assets	140,251	20,591	(9,097)	6,121	157,866

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	930,608	(1,065)	—	5,349	934,892
Deferred tax Liabilities relating to Financial Instruments	6,376	810	—	—	7,186
Deferred tax Liabilities relating to Biological Assets	693,103	12,642	—	13,832	719,577
Deferred tax Liabilities relating to Inventory	31,912	(840)	—	—	31,072
Deferred tax Liabilities relating to Prepaid Expenses	40,907	2,078	—	(104)	42,881
Deferred tax Liabilities relating to Intangible	26,419	(528)	—	1,331	27,222
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,203	(9,229)	—	3,030	20,004
Total Deferred Tax Liabilities	1,755,528	3,868	—	23,438	1,782,834

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2017		12-31-2016
	Unaudited
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	93,337		106,949
Deferred Tax Assets - Tax loss carryforward	74,422		50,917
Deferred Tax Liabilities		1,752,114		1,782,834
Total	167,759	1,752,114	157,866	1,782,834

	January - March
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2017 ThU.S.$	2016 ThU.S.$
Deferred Tax Assets	(11,769)	(511)
Deferred Tax Assets - Tax loss carryforward	22,529	2,697
Deferred Tax Liabilities	34,584	(8,428)
Total	45,344	(6,242)

Income Tax Expense

Income tax expense consists of the following:

	January - March
	Unaudited
Income Tax composition	2017 ThU.S.$	2016 ThU.S.$
Current income tax expense	(20,272)	(23,967)
Prior period current income tax adjustments	39	587
Other current tax benefit (expenses)	511	2,255
Current Tax Expense, Net	(19,722)	(21,125)

Deferred tax benefit (expense) relating to origination and reversal of temporary differences	26,389	(8,939)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	18,955	2,697
Total deferred Tax Expense, Net	45,344	(6,242)
Income Tax Expense, Total	25,622	(27,367)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current income tax expense detailed by foreign and domestic (Chile) companies at March 31, 2017 and 2016:

	January - March
	Unaudited
	2017	2016
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(7,016)	(4,925)
Domestic current income tax expense	(12,706)	(16,200)
Total current income tax expense	(19,722)	(21,125)

Foreign deferred tax expense	8,447	(5,161)
Domestic deferred tax expense	36,897	(1,081)
Total deferred tax expense	45,344	(6,242)
Total tax expense	25,622	(27,367)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
	Unaudited
	2017	2016
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	25.5%	24.0%
Tax Expense at statutory tax rate	18,078	(19,269)
Tax effect of foreign tax rates	333	(2,419)
Tax effect of revenues exempt from taxation	13,655	792
Tax effect of expenses not deductible in determining taxable profit (tax loss)	(10,423)	(8,105)
Tax rate effect from change in tax rate (opening balances)	657	(586)
Tax rate effect of adjustments for current tax of prior periods	39	587
Other tax rate effects	3,283	1,633
Total adjustments to tax expense at applicable tax rate	7,544	(8,098)
Tax expense at effective tax rate	25,622	(27,367)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2017	12-31-2016
	Unaudited
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	353,611	321,031
Land	1,008,559	991,450
Buildings	2,163,135	2,169,731
Plant and equipment	3,195,409	3,256,348
Information technology equipment	23,067	24,154
Fixtures and fittings	10,193	9,880
Motor vehicles	16,152	16,858
Other property, plant and equipment	128,023	130,043
Total Net	6,898,149	6,919,495

Property, Plant and Equipment, Gross
Construction in progress	353,611	321,031
Land	1,008,559	991,450
Buildings	3,852,442	3,825,259
Plant and equipment	6,138,214	6,128,494
Information technology equipment	76,823	76,421
Fixtures and fittings	34,519	33,613
Motor vehicles	47,746	48,534
Other property, plant and equipment	152,012	153,838
Total Gross	11,663,926	11,578,640

Accumulated depreciation and impairment
Buildings	(1,689,307)	(1,655,528)
Plant and equipment	(2,942,805)	(2,872,146)
Information technology equipment	(53,756)	(52,267)
Fixtures and fittings	(24,326)	(23,733)
Motor vehicles	(31,594)	(31,676)
Other property, plant and equipment	(23,989)	(23,795)
Total	(4,765,777)	(4,659,145)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of Mach 31, 2017, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	118,342	122,757

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	58,750	317,159

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2017 and December 31, 2016:

Movement of Property, Plant and Equipment Unaudited	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	58,750	11,821	1,629	7,684	43	14	15	306	80,262
Disposals	—	(2)	(17)	(203)	(26)	—	(279)	(2,023)	(2,550)
Retirements	(3,492)	(9)	(45)	(299)	—	—	(1)	(46)	(3,892)
Depreciation	—	—	(31,025)	(75,038)	(1,408)	(507)	(748)	(767)	(109,493)
Impairment loss recognized in profit or loss	—	—	—	(916)	—	—	—	—	(916)
Increase (decrease) through net exchange differences	700	5,299	2,554	6,110	28	13	35	510	15,249
Reclassification of assets held for sale	—	—	—	(6)	—	—	—	—	(6)
Increase (decrease) through transfers from construction in progress	(23,378)	—	20,308	1,729	276	793	272	—	—
Total changes	32,580	17,109	(6,596)	(60,939)	(1,087)	313	(706)	-2,020	-21,346
Closing balance 03-31-2017	353,611	1,008,559	2,163,135	3,195,409	23,067	10,193	16,152	128,023	6,898,149

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	317,159	6,350	7,966	59,997	554	269	1,281	25,618	419,194
Disposals	(44)	(1,107)	(443)	(2,382)	(105)	—	(199)	(1,607)	(5,887)
Retirements	(1,754)	(295)	(926)	(2,209)	(24)	(8)	(30)	(2,811)	(8,057)
Depreciation	—	—	(122,257)	(330,876)	(5,352)	(1,970)	(3,969)	(4,729)	(469,153)
Impairment loss recognized in profit or loss	—	—	9	(1,254)	(7)	(1)	—	(1,553)	(2,806)
Increase (decrease) through net exchange differences	6,610	30,514	(2,388)	51,224	134	116	112	3,145	89,467
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(252,459)	4,350	105,127	134,832	2,744	(386)	2,942	2,850	—
Total changes	69,512	39,812	(12,912)	(90,327)	(2,056)	(1,980)	137	20,913	23,099
Closing balance 12-31-2016	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2017 and 2016 is as follows:

	January - March
	Unaudited
	2017	2016
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	93,813	85,755
Administrative expenses	6,400	4,758
Other expenses	1,202	1,019
Total	101,415	91,532

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	111,970	117,206
Plant and equipment	111,970	117,206

Reconciliation of Financial Lease Minimum Payments:

03-31-2017
Unaudited
Present Value
Periods	ThU.S.$
Less than one year	39,468
Between one and five years	70,234
More than five years	—
Total	109,702

12-31-2016
Present Value
Periods	ThU.S.$
Less than one year	40,400
Between one and five years	73,586
More than five years	—
Total	113,986

Lease obligations are presented in the consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	03-31-2017
	Unaudited
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	663	—	663
Between one and five years	1,883	—	1,883
More than five years	—	—	—
Total	2,546	—	2,546

	12-31-2016
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	512	—	512
Between one and five years	353	—	353
More than five years	—	—	—
Total	865	—	865

Finance lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – March
	Unaudited
Classes of revenue	2017 ThU.S.$	2016 ThU.S.$
Revenue from sales of goods	1,206,594	1,120,246
Revenue from rendering of services	27,142	25,779
Total	1,233,736	1,146,025

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	Unaudited
	2017	2016
	ThU.S.$	ThU.S.$
Employee expenses	132,290	122,097
Wages and salaries	127,448	118,702
Severance indemnities	4,842	3,395

	03-31-2017	12-31-2016
Discount rate	4.50%	4.52%
Inflation	2.92%	2.79%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2009	RV-2009

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(4,910)
Decrease in 100 bps	5,739
Wage growth rates
Increase in 100 bps	5,638
Decrease in 100 bps	(4,923)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2017 and December 31, 2016:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Current	5,315	5,244
Non-current	61,099	60,084
Total	66,414	65,328

Reconciliation of the present value of severance indemnities obligations	03-31-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Opening balance	65,328	56,433
Current service cost	1,339	5,334
Interest cost	743	2,957
(Gains) losses from changes in actuarial assumptions	166	2,083
Actuarial gains and losses arising from experience	(90)	3,503
Benefits paid	(1,653)	(7,871)
Increase (decrease) for foreign currency exchange rates changes	581	2,889
Closing balance	66,414	65,328

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Total Current Assets	2,748,988	2,722,360

Cash and Cash Equivalents	608,505	592,253
U.S Dollar	473,578	524,426
Euro	6,453	2,357
Brazilian Real	42,643	47,696
Argentine Pesos	6,237	4,046
Other currencies	4,778	3,327
Chilean Pesos	74,816	10,401
Other current financial assets	4,186	5,201
U.S Dollar	3,861	4,879
Argentine Pesos	325	315
Other currencies	—	7

Other current non-financial assets	170,622	144,915
U.S Dollar	73,264	62,246
Euro	104	71
Brazilian Real	23,943	22,537
Argentine Pesos	12,543	12,261
Other currencies	3,413	3,500
Chilean Pesos	57,355	44,300

Trade and other current receivables	723,961	701,610
U.S Dollar	506,666	489,056
Euro	19,353	26,544
Brazilian Real	48,938	46,150
Argentine Pesos	24,461	15,137
Other currencies	20,345	16,620
Chilean Pesos	102,486	106,681
U.F.	1,712	1,422

Accounts receivable from related companies	9,952	12,505
U.S Dollar	479	274
Brazilian Real	218	726
Chilean Pesos	8,543	10,548
U.F.	712	957

Current Inventories	825,605	852,612
U.S Dollar	783,294	812,748
Brazilian Real	42,311	39,864

Current biological assets	299,931	306,117
U.S Dollar	264,375	271,551
Brazilian Real	35,556	34,566

Current tax assets	103,286	104,088
U.S Dollar	5,291	6,199
Brazilian Real	3,315	5,798
Argentine Pesos	41	39
Other currencies	3,104	2,696
Chilean Pesos	91,535	89,356

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	2,940	3,059
U.S Dollar	2,940	3,059

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,121,432	11,283,821

Other non-current financial assets	15,868	8,868
U.S Dollar	15,868	8,868

Other non-current non-financial assets	109,108	130,319
U.S Dollar	93,634	95,658
Brazilian Real	4,177	4,042
Argentine Pesos	10,288	9,900
Other currencies	544	636
Chilean Pesos	465	20,083

Trade and other non-current receivables	16,332	14,273
U.S Dollar	7,182	6,895
Other currencies	541	527
Chilean Pesos	5,961	5,753
U.F.	2,648	1,098

Accounts receivable due from related companies, non-current	957	957
U.F.	957	957

Investments accounted for using equity method	461,186	446,548
U.S Dollar	125,859	124,324
Euros	163,548	156,990
Brazilian Real	171,748	165,203
Chilean Pesos	31	31

Intangible assets other than goodwill	90,767	89,497
U.S Dollar	89,583	88,394
Brazilian Real	1,111	1,026
Chilean Pesos	73	77

Goodwill	75,840	74,893
U.S Dollar	42,528	42,508
Brazilian Real	33,312	32,385

Property, plant and equipment	6,898,149	6,919,495
U.S Dollar	6,362,909	6,394,105
Brazilian Real	530,300	520,448
Chilean Pesos	4,940	4,942

Non-current biological assets	3,446,550	3,592,874
U.S Dollar	3,031,025	3,185,872
Brazilian Real	415,525	407,002

Deferred tax assets	6,675	6,097
U.S Dollar	4,385	4,134
Brazilian Real	2,032	1,697
Other currencies	51	52
Chilean Pesos	207	214

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017
	Unaudited			12-31-2016
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	957,016	349,045	1,306,061	806,280	539,784	1,346,064

Other current financial liabilities	344,137	330,138	674,275	196,001	501,451	697,452
U.S Dollar	320,651	286,192	606,843	178,442	455,908	634,350
Brazilian Real	843	2,187	3,030	3,558	1,282	4,840
Argentine Pesos	10	20	30	11	29	40
Chilean Pesos	1,335	3,977	5,312	1,132	3,387	4,519
U.F.	21,298	37,762	59,060	12,858	40,845	53,703

Bank Loans	45,710	143,983	189,693	134,140	61,483	195,623
U.S Dollar	44,857	141,776	186,633	130,571	60,172	190,743
Brazilian Real	843	2,187	3,030	3,558	1,282	4,840
Argentine Pesos	10	20	30	11	29	40

Financial Leases	9,419	30,049	39,468	9,534	30,866	40,400
Chilean Pesos	1,335	3,977	5,312	1,132	3,387	4,519
U.F.	8,084	26,072	34,156	8,402	27,479	35,881

Other Loans	289,008	156,106	445,114	52,327	409,102	461,429
U.S Dollar	275,794	144,416	420,210	47,871	395,736	443,607
U.F.	13,214	11,690	24,904	4,456	13,366	17,822

Trade and other current payables	499,479	6,984	506,463	511,371	26,520	537,891
U.S Dollar	145,776	6,982	152,758	146,652	3,510	150,162
Euros	8,295	—	8,295	12,006	1,028	13,034
Brazilian Real	27,991	—	27,991	4,849	21,982	26,831
Argentine Pesos	25,825	—	25,825	31,661	—	31,661
Other currencies	10,554	—	10,554	12,244	—	12,244
Chilean Pesos	263,055	2	263,057	285,359	—	285,359
U.F.	17,983	—	17,983	18,600	—	18,600

Accounts payable to related companies	7,444	—	7,444	3,831	—	3,831
U.S Dollar	2,289	—	2,289	1,969	—	1,969
Chilean Pesos	5,155	—	5,155	1,862	—	1,862

Other current provisions	438	—	438	842	—	842
U.S Dollar	438	—	438	842	—	842

Current tax liabilities	2,723	—	2,723	1,641	—	1,641
U.S Dollar	1,091	—	1,091	448	—	448
Euros	273	—	273	7	—	7
Brazilian Real	384	—	384	—	—	—
Argentine Pesos	—	—	—	133	—	133
Other currencies	267	—	267	574	—	574
Chilean Pesos	708	—	708	479	—	479

Current provisions for employee benefits	5,197	118	5,315	5,214	30	5,244
Chilean Pesos	5,197	118	5,315	5,214	30	5,244

Other current non-financial liabilities	97,598	11,805	109,403	87,380	11,783	99,163
U.S Dollar	45,799	11,785	57,584	62,974	163	63,137
Euros	66	—	66	53	—	53
Brazilian Real	35,911	—	35,911	9,426	11,616	21,042
Argentine Pesos	3,326	—	3,326	3,474	—	3,474
Other currencies	3,871	—	3,871	3,202	—	3,202
Chilean Pesos	8,556	20	8,576	8,183	4	8,187
U.F.	69	—	69	68	—	68

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017
	Unaudited			12-31-2016
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	4,101,574	1,473,540	5,575,114	3,599,291	2,061,543	5,660,834

Other non-current financial liabilities	2,481,776	1,339,611	3,821,387	2,020,484	1,850,430	3,870,914
U.S Dollar	2,050,479	553,803	2,604,282	1,591,127	1,075,204	2,666,331
Brazilian Real	17,928	955	18,883	17,098	1,042	18,140
Chilean Pesos	11,634	—	11,634	11,151	—	11,151
U.F.	401,735	784,853	1,186,588	401,108	774,184	1,175,292

Bank Loans	614,085	63,583	677,668	626,384	92,351	718,735
U.S Dollar	596,157	62,628	658,785	609,286	91,309	700,595
Brazilian Real	17,928	955	18,883	17,098	1,042	18,140

Financial Leases	70,234	—	70,234	73,586	—	73,586
Chilean Pesos	11,634	—	11,634	11,151	—	11,151
U.F.	58,600	—	58,600	62,435	—	62,435

Other Loans	1,797,457	1,276,028	3,073,485	1,320,514	1,758,079	3,078,593
U.S Dollar	1,454,322	491,175	1,945,497	981,841	983,895	1,965,736
U.F.	343,135	784,853	1,127,988	338,673	774,184	1,112,857

Other non-current provisions	38,829	—	38,829	38,138	—	38,138
U.S Dollar	—	—	—	1	—	1
Brazilian Real	5,564	—	5,564	5,425	—	5,425
Argentine Pesos	33,265	—	33,265	32,712	—	32,712

Deferred tax liabilities	1,457,101	133,929	1,591,030	1,479,596	151,469	1,631,065
U.S Dollar	1,369,811	133,929	1,503,740	1,412,506	131,406	1,543,912
Brazilian Real	87,290	—	87,290	67,090	20,063	87,153

Non-current provisions for employee benefits	61,099	—	61,099	60,084	—	60,084
Other currencies	165	—	165	144	—	144
Chilean Pesos	60,934	—	60,934	59,940	—	59,940

Other non-current non-financial liabilities	62,769	—	62,769	989	59,644	60,633
U.S Dollar	322	—	322	430	—	430
Brazilian Real	61,910	—	61,910	—	59,644	59,644
Argentine Pesos	314	—	314	349	—	349
Chilean Pesos	219	—	219	206	—	206
U.F.	4	—	4	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - March
	Unadited
	2017	2016
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	12,934	36,074
Arauco Forest Brasil S.A.	12,267	32,369
Arauco Florestal Arapoti S.A.	3,346	9,133
Sonae Arauco S.A.	2,167	—
Arauco Argentina S.A.	1,011	2,344
Flakeboard Company Limited	1,102	6,626
Others	58	64

Total reserve of exchange differences on translation	32,885	86,610

Effect of foreign exchange rates changes

	January - March
	Unadited
	2017	2016
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	1,461	1,109
Reserve of exchange differences on translation (with Non-controlling interests)	33,721	88,907

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes the cost of borrowing, on current investment projects, at effective interest rates.

	January – March
	Unadited
	2017	2016
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.10%	4.94%
Amount of the capitalized interest cost, property, plant and equipment	256	428

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces Interim Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

				% Ownership interest			% Ownership interest
			Functional	03-31-2017			12-31-2016
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.1624	98.8366	99.9990
-	Arauco Europe Cooperatief U.A.	Netherland	U.S. Dollar	0.4553	99.5438	99.9991	0.4614	99.5376	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	10.1297	89.8694	99.9991
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.5404	57.5404
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4744	98.4744	—	98.4744	98.4744
-	Forestal Concepción S.A.	Panama	U.S. Dollar	—	—	—	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Eufores S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - March
	Unaudited
	2017	2016
	ThU.S.$	ThU.S.$
Salaries and bonuses	12,259	14,060
Per diem compensation to members of the Board of Directors	561	218
Termination benefits	1,436	301
Total	14,256	14,579

Related Party Receivables, Current

						03-31-2017	12-31-2016
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	Unaudited ThU.S.$	ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	47	39
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,952	1,701
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	3,673	7,618
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	218	726
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	—	2
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,871	1,188
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	479	274
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Jun-17	234	478
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-17	478	479
TOTAL						9,952	12,505

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Non-Current

						03-31-2017	12-31-2016
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	Unaudited ThU.S.$	ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-18	478	478
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-19	479	479
TOTAL						957	957

Related Party Payables, Current

						03-31-2017	12-31-2016
Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	Unaudited ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5,100	1,758
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5	97
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	2	—
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	1	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	1	—
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	658	1,246
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,631	723
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Controlling Parent’s Subsidiary	Chile	Chilean pesos	23 days	16	—
Adm. de ventas al detalle Arco Prime ltda.	77.215.640-5	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	17	5
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	13	2
TOTAL						7,444	3,831

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

						03-31-2017	12-31-2016
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	Unaudited ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	518	2,199
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	22	356
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	16,272	39,732
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	3,025	8,633
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	1,047	7,311
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	11,361	47,236
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	297	2,093
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	337	1,295
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	102	512
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	65	511
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	17	180
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer Services	58	249
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	55	383

Sales

						03-31-2017	12-31-2016
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	Unaudited ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	221	5,999
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	5,480	16,326
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	—	1,149
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	6,522	21,657
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	UF	Sale Land	—	1,914
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	841	5,263

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 2, 2016, our subsidiary Forestal Arauco S.A. incorporated the company Arauco Nutrientes Naturales SPA, with a capital contribution of ThU.S.$5,000 of which, as of December 31, 2016, Th.U.S.$3,000 had been paid. The corporate purpose of the company is the manufacture and sale of products made from extracts, fruits, and others.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2017, there are no new investments in associates to report.

On March 31, 2016, our subsidiary Arauco do Brasil S.A. sold its stake at Stora Enso Arapoti Industria de Papel S.A. for ThU.S.$4,141. This transaction generated a loss of ThU.S.$10,369, as reflected in the Interim Consolidated Statements of Profit or Loss, in the line item “Other Expenses”.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$62,038	ThU.S.$61,505

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$45,011	ThU.S.$44,442

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$216	ThU.S.$190

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$(1)	ThU.S.$(1)

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$31	ThU.S.$31

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2017	12-31-2016
Carrying amount	ThU.S.$167,082	ThU.S.$160,490

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
03-31-2017 Unaudited	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	86,913	29	4,117	—	29,668	6	26	120,759
Non-current	584,905	90,074	642	—	430,057	153	63	1,105,894
Total	671,818	90,103	4,759	—	459,725	159	89	1,226,653

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	49,682	82	2,813	—	4,144	—	9	56,730
Non-current	316,181	—	867	—	114,598	6	85	431,737
Equity	305,955	90,021	1,079	—	340,983	153	(5)	738,186
Total	671,818	90,103	4,759	—	459,725	159	89	1,226,653

Revenues	32,233	1,138	1,142	—	4,316	—	—	38,829
Expenses	(28,294)	—	998	—	(1,487)	—	—	(28,783)
Profit or loss (continuing operations)	3,939	1,138	2.140	—	2,829	—	—	10,046
Other comprehensive income	(833)	—	—	—	338,830	—	—	337,997
Comprehensive income	3,106	1,138	144	—	341,659	—	—	346,047
Dividends	—	—	—	—	—	—	—	—

	Assets
12-31-2016	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	76,021	29	4,608	—	24,972	6	26	105,662
Non-current	572,831	88,936	668	—	415,083	153	63	1,077,734
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,457	82	3,412	—	3,446	—	9	51,406
Non-current	301,065	—	912	—	109,079	6	85	411,147
Equity	303,330	88,883	952	—	327,530	153	(5)	720,843
Total	648,852	88,965	5,276	—	440,055	159	89	1,183,396

03-31-2016 Unaudited
Revenues	26,876	1,579	1,074	492	10,598	—	—	40,619
Expenses	(19,695)	—	(944)	(6,320)	(5,581)	—	—	(32,540)
Profit or loss (continuing operations)	7,181	1,579	130	(5,828)	5,017	—	—	8,079
Other comprehensive income	(3,789)	—	—	—	—	—	—	(3,789)
Comprehensive income	3,392	1,579	130	(5,828)	5,017	—	—	4,290
Dividends	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Opening balance as of January 1	446,548	264,812
Changes
Investment in joint ventures, Additions	—	153,135
Disposals, Investments in associates	—	(14,510)
Share of profit (loss) in investment in associates	3,415	16,349
Share of profit (loss) in investment in joint ventures	4,716	7,590
Dividends Received, Investments in Associates	—	(5,320)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	6,871	20,634
Other increase (decrease) in investment and associates and joint ventures	(364)	3,858
Total changes	14,638	181,736
Ending balance	461,186	446,548

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	273,493	265,775
Carrying amount of joint ventures accounted for using equity method	187,693	180,773
Total investment accounted for using equity method	461,186	446,548

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to ThU.S.$153,135 at the acquisition date). This transaction generated goodwill of ThU.S 36,190, as shown in the Consolidated Statements of Financial Position as part of the investment. As of December 31, 2016, the investment is accounted for under the equity method notwithstanding that the final determination of its reasonable value is still ongoing.

Sonae Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.45 million m3 of MDF, 2.27 million m3 of particle boards, 460,000 m3 of OSB and 100,000 m3 of sawn timber.

As of March 31, 2017 and December 31, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2017 Unaudited		12-31-2016
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	146,381	212,712	173,258	182,834
Non-current	2,116,545	659,464	2,131,266	735,679
Equity		1,390,750		1,386,011
Total Joint Arrangement	2,262,926	2,262,926	2,304,524	2,304,524

Investment	695,375		693,006

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	156,652	178,468
Expenses	(150,462)	(150,169)
Joint Arrangement Net Income (Loss)	6,190	28,299

	03-31-2017 Unaudited		12-31-2016
Forestal Cono Sur S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,242	21,484	23,745	21,039
Non-current	180,752	13,354	178,236	1,381
Equity		181,176		179,561
Total Joint Arrangement	203,994	216,014	201,981	201,981

Investment	90,588		89,781

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	2,318	1,456
Expenses	(704)	(1,929)
Joint Arrangement Net Income (Loss)	1,614	(473)

	03-31-2017 Unaudited		12-31-2016
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	192,266	207,865	178,644	200,525
Non-current	605,300	15,880	604,736	23,052
Equity		573,821		559,803
Total Joint Arrangement	797,566	797,566	783,380	783,380

Investment	286,911		279,902

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	87,319	75,880
Expenses	(73,301)	(71,804)
Joint Arrangement Net Income (Loss)	14,018	4,076

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017 Unaudited		12-31-2016
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,521	92,164	4,397	82,331
Non-current	490,722	50,815	492,815	63,021
Equity		354,264		351,860
Total Joint Arrangement	497,243	497,243	497,212	497,212

Investment	177,132		175,930

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	9,011	4,538
Expenses	(6,607)	(7,589)
Joint Arrangement Net Income (Loss)	2,404	(3,051)

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	03-31-2017 Unaudited		12-31-2016
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,082	4,174	7,900	3,549
Non-current	5,441	17	5,094	18
Equity		9,332		9,427
Total Joint Arrangement	13,523	13,523	12,994	12,994

Investment	4,666		4,714

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	2,960	—
Expenses	(3,324)	(105)
Joint Arrangement Net Income (Loss)	(364)	(105)

Other comprehensive income	—	—
Comprehensive income	(364)	(105)
Dividends	—	—

	03-31-2017 Unaudited		12-31-2016
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,818	6,568	15,817	4,348
Non-current	31,643	4,938	31,690	5,021
Equity		38,955		38,138
Total Joint Arrangement	50,461	50,461	47,507	47,507

Investment	19,478		19,069

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	11,740	11,377
Expenses	(10,923)	(9,748)
Joint Arrangement Net Income (Loss)	817	1,629

Other comprehensive income	—	—
Comprehensive income	817	1,629
Dividends	—	—

	03-31-2017 Unaudited		12-31-2016
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	233,279	192,334	223,145	213,228
Non-current	548,598	334,825	544,087	312,404
Equity		254,720		241,600
Total Joint Arrangement	781,877	781,879	767,232	767,232

Net Assets	91,170		120,800
Adjustment to Net Assets (Goodwill)	36,190		36,190
Investment	127,360		156,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017 Unaudited	03-31-2016 Unaudited
	ThU.S.$	ThU.S.$
Income	9,646	—
Expenses	(667)	—
Joint Arrangement Net Income (Loss)	8,979	—

Other comprehensive income	—	—
Comprehensive income	8,979	—
Dividends	—	—

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2017 and December 31, 2016 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2017	12-31-2016
Information relevant to the sum of all impairment	ThU.S.$8,800	ThU.S.$7,464

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$75,840 (ThU.S.$74,893, at December 31, 2016)

Of the total of goodwill, ThU.S.$39,714 (ThU.S.$39,694 as of December 31, 2016) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 7.8% which reflects current market assessments for the Timber segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$33,312 (ThU.S.$32,385 as of December 31, 2016).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

As of March 31, 2017 and December 31, 2016, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$ 6,885 as of March, 2017). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$ 1,821, as of March 31, 2017), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$ 5,064, as of March 31, 2017); consequently, on this date the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. Currently, the case’s evidentiary stage is due to begin.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$ 4,060 as of March 31, 2017).

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 (equal to ThU.S.$ 7, as of March 31, 2017). On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. Pending. (Court of Appeals Docket No. 60-2016).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

The maximum fine that the SMA could apply against the Company, for the above mentioned charges, is up to 36,000 UTA (equivalent to ThU.S.$ 30,168 as of March 31, 2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The company filed its defenses on June 8, 2016. On October 21, 2016, the SMA requested additional information from the company, which will be submitted in due time. On January 12, 2017, the SMA served its resolution concluding the investigation. The SMA has to issue a new resolution either absolving or sanctioning the Company. The SMA’s resolutions may be challenged before the Environmental Court.

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 200, as of March 31, 2017).

•	Regarding Charge No. 1, related to the disposal of solid industrial waste, particularly ashes in excess of the thresholds authorized by RCA No. 75/2004, a fine amounting to 3 UTA was applied (equivalent to ThU.S.$ 3, as of March 31, 2017).

•	Regarding Charge No. 2, related to the failure to withdraw from the former treatment pond “pursuant to RCA No. 308/2006,” in the environmental inspections dated May of 2013 and February of 2015, a fine amounting to 234 UTA was applied (equivalent to ThU.S.$196, as of March 31, 2017).

•	Regarding Charge No. 3, relaeted to exceeding the humidity percentages of the mud disposed of in the solid waste deposit, a fine amounting to 2 UTA was applied (equivalent to ThU.S.$ 2, as of March 31, 2017).

•	Regarding Charge No. 4, related to the fact that the discharge point of the effluent was not built at the approved location, the Company was acquitted.

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it. This remedy is currently pending.

Since the Company’s position is grounded in solid legal arguments, and there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017 the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

1. On December 14, 2007 the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos)(“AFIP”) requested a determination, challenging the deductibility, as against Income Tax, of certain expenses, interests and exchange differences generated by Private Negotiable Obligations issued by the Company in 2001 and cancelled in 2007, for an amount of US$ 250,000,000.

This determination reached $417,908,207 Argentine Pesos (equivalent to ThU.S.$27,154 as of March 31, 2017) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 Argentine Pesos (equivalent to ThU.S.$ 41,170 as of March 31, 2017).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

During this entire process, the Company, in consultation with its external legal advisors maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good change that this determination issued by the AFIP would be rendered without effect.

On July 22, 2016, Congress passed law No. 27,260, whose Title II, Book II establishes an Exceptional Regularization Regime for Tax, Social Security and Customs Obligations, for obligations that have been the subject matter of judicial proceedings (henceforth, the “Regularization Regime”).

The introduction of the Regularization Regime entails an exemption from the applicable fines as well as a portion of the interests. In order to enjoy these benefits, the taxpayer must unconditionally accept its counterparty’s claim in relation to the regularized obligations, as well as desist from and withdraw any action and right, including restitution actions, bearing the expense of litigation costs and expenses.

The legal counselors that have been intervening in the different stages of litigation have highlighted the very important economic advantages offered by the Regularization Regime in light of the contingency inherent to any judicial case.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly filed.

As of this date, the updated amount for the contingency amounted to approximately $891,758,132 Argentine Pesos (equal to ThU.S.$ 57,944 as of March 31, 2017), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $ 248,503,504 Argentine Pesos (equal to ThU.S.$ 16,147 as of March 31, 2017). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the above mentioned remedy’s abandonment and returned the file to the court of origin. On November 30, 2016, the First Chamber of the National Appeals Court declared that the case file as returned. On April 18, 2017, Chamber I of the National Chamber declared that the Company had abandoned its actions and rights, including its repetition rights, thus condoning the fine and the corresponding interests. Additionally, it ordered the deferral of the fees regulation until payment of the state attorneys has been decided before the lower court, ordering the reimbursement of the Surety Insurance.

2. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $372,478,000 Argentine Pesos (ThU.S.$ 24,203 as March 31, 2017) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish collateral to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. In January 2006, the Company furnished, in protest, the requested collateral, which amount to, as of the date of these financial statements, $245,359,796 Argentine pesos (ThU.S.$ 15,943 as of March 31, 2017). On April 29, 2016, the corresponding authority issued Resolution 154 – E/2016 that repealed Resolution 260/2005 and established a minimum and maximum amount for the collateral. The Company shall apply the new Resolution upon the expiration of the next collateral policy (May 31, 2017).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. With the first level administrative decision, the main amount is R$164,159,000 (ThU.S.$ 50,648 as of December 31,2016)

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

Forestal Arauco S.A.

1. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013).

On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. (Case Docket Court of Appeals No. 1956-2015).

On January 13, 2017, the Court of Appeals of Concepción upheld the lower court ruling.

The plaintiff did not appeal the Court of Appeals of Concepción ruling, whereby the lower court ruling – which dismissed the claim – was confirmed. Consequently, the decision is final and not subject to any further appeal. Trial concluded.

2. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,330, as of March 31, 2017).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 173 as of March 31, 2017) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 915 as of March 31, 2017) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. All remedies are currently pending for discussion and ruling by the Court of Appeals of Valdivia. (Court entry Case File No. 779-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The Court ordered that this trial be joined with those entertained under Case File C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On March 10, 2017, the lower court granted the appeal in both effects. Currently, the proceeding are with the Court of Appeals of Talca, pending hearings and a subsequent ruling of the appeal. A resolution was issued declaring that the court received all the relevant case records. Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

4. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014 of the Civil Court of Constitución.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On March 10, 2017, the lower court granted the appeal in both effects. Currently, the proceeding are with the Court of Appeals of Talca, pending hearings and a subsequent ruling of the appeal. A resolution was issued declaring that the court received all the relevant case records. Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2017, Arauco has not made any provision whatsoever in connection to this contingency.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of March 31, 2017 and December 31, 2016 are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2017	12-31-2016
	Unaudited
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	438	842
Provisions for litigations	438	427
Other provisions	—	415
Provisions, non-Current	38,829	38,138
Provisions for litigations	15,387	14,696
Other provisions	23,442	23,442

Total Provisions	39,267	38,980

	03-31-2017 Unaudited
Movements in Provisions	Litigations ThU.S.$(*)	Other Provisions ThU.S.$(**)	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	315	—	315
Used provisions	(257)	—	(257)
Increase (decrease) in foreign currency exchange	461	—	461
Other Increases (Decreases)	183	(415)	(232)
Total Changes	702	(415)	287
Closing balance	15,825	23,442	38,267

(*)	The increase in legal claims is composed mainly of ThU.S.$239 and ThU.S$76 (Brazilian and Argentine subsidiaries respectively)
(**)	The change in Other Increases (Decrease) in Other Provisions is due to a reversal of the existing provisions, corresponding to the Punta Pereira Customs-Free Zone.

	12-31-2016
Movements in Provisions	Litigations ThU.S.$(*)	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	5,363	1	5,364
Used provisions	(998)	(39)	(1,037)
Increase (decrease) in foreign currency exchange	(609)	—	(609)
Other Increases (Decreases)	(33)	(104)	(137)
Total Changes	3,723	(142)	3,581
Closing balance	15,123	23,857	38,980

(*)	The increase in legal claims is composed mainly of ThU.S.$ 863 and ThU.S.$ 2,255 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsits, and ThU.S.$1,490 from Arauco Argentina in connection of fees in lawsuits
(**)	The change in Other Increases (Decreases) in Other Provisions is due to a reversal of the existing provisions of ThU.S$ 100 of Arauco Argentina.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2017	12-31-2016
	Unaudited
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	90,767	89,497
Computer software	27,811	26,370
Water rights	5,689	5,689
Customer	49,958	50,982
Other identifiable intangible assets	7,309	6,456

Classes of intangible Assets, Gross	163,939	159,025
Computer software	75,763	72,008
Water rights	5,689	5,689
Customer	71,468	71,275
Other identifiable intangible assets	11,019	10,053

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(73,172)	(69,528)
Accumulated amortization and impairment, intangible assets	(73,172)	(69,528)
Computer software	(47,952)	(45,638)
Customer	(21,510)	(20,293)
Other identifiable intangible assets	(3,710)	(3,597)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2017
	Unaudited
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	3,696	—	—	945	4,641
Disposals	—	—	—	—	—
Amortization	(2,252)	—	(1,193)	(100)	(3,545)
Increase (Decrease) related to foreign currency translation	24	—	169	(22)	171
Other Increases (Decreases)	(27)	—	—	30.00	3
Changes Total	1,441	—	(1,024)	853	1,270
Closing Balance	27,811	5,689	49,958	7,309	90,767

	12-31-2016
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	12,935	204	—	1,718	14,857
Disposals	(1)	—	—	—	(1)
Amortization	(8,368)	—	(4,770)	(1,414)	(14,552)
Increase (Decrease) related to foreign currency translation	178	—	487	41	706
Other Increases (Decreases)	375	—	—	—	375
Changes Total	5,119	204	(4,283)	345	1,385
Closing Balance	26,370	5,689	50,982	6,456	89,497

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Interim Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of March 31, 2017 out of which 1 million hectares are used for forestry planting, 409 thousand hectares are native forest, 191 thousand hectares are used for other purposes and 62 thousand hectares not yet planted.

As of March 31, 2017, the production volume of logs totaled 4,7 million cubic meters (4,5 million cubic meters as of March 31, 2016).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Interim Consolidated Statements of Profit or Loss under the line item Other income per function, which as of March 31, 2017 amounted to ThU.S.$43,257 (ThU.S.$50,475 as of March 31, 2016). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2017 amounted to ThU.S.$40,842 (ThU.S.$41,268 as of March 31, 2016).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(107,133)
	-0,5	113,385
Margins (%)	10	383,069
	-10	(383,069)

The adjustment to fair value of biological assets is recorded in the Interim Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allows to minimize such risks.

Detail of Biological Assets Pledged as Security

As of March 31, 2017, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Current	299,931	306,117
Non-current	3,446,550	3,592,874
Total	3,746,481	3,898,991

Reconciliation of carrying amount of biological assets

Movement	03-31-2017 Unaudited ThU.S.$
Opening Balance	3,898,991
Changes in Biological Assets
Additions	40,497
Decreases due to Sales	—
Decreases due to Harvest	(75,096)
Gain (losses) arising from changes in fair value less costs to sale	43,257
Increases (decreases) in Foreign Currency Translation	12,648
Loss of forest due to fires	(178,361)
Other Increases (decreases)	4,545
Total Changes	(152,510)
Closing Balance	3,746,481

Movement	12-31-2016 ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions through acquisition and costs of new plantations	137,439
Decreases due to Sales	(1,351)
Decreases due to Harvest	(326,494)
Gain (losses) arising from changes in fair value less costs to sale	208,562
Increases (decreases) in Foreign Currency Translation	69,068
Loss of forest due to fires	(15,193)
Other Increases (decreases)	363
Total Changes	72,394
Closing Balance	3,898,991

As of the date of these interim consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

As of March 31, 2017 and December 31, 2016 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

03-31-2017 Unaudited		Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	1,081	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	—	Expense	Administration expenses	1,174	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,356	Assets	Property, plant and equipment	8,125	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,984	Assets	Property, plant and equipment	32,548	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	12,562	Assets	Property, plant and equipment	51,888	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	6,918	Expense	Operating cost	24,049	2017
Arauco Argentina S.A	Construction emisario	In process	6	Assets	Property, plant and equipment	818	2017
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	—	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	—	Assets	Property, plant and equipment	5,994	2017
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	126	Expense	Administration expenses	377	2017
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	263	Expense	Operating cost	790	2017
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	41	2017
Forestal Arauco S.A.	Environmental improvement studies	In process	293	Expense	Administration expenses	1,063	2017
Forestal los Lagos S.A	Environmental improvement studies	In process	43	Expense	Operating cost	182	2017

		TOTAL	24,640			128,254

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

12-31-2016		Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	285	Assets	Property, plant and equipment	417	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Expense	Administration expenses	1,231	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,585	Assets	Property, plant and equipment	1,396	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	476	Assets	Property, plant and equipment	8,085	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	611	Assets	Property, plant and equipment	20,658	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	1,271	Assets	Property, plant and equipment	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,218	Assets	Property, plant and equipment	14,736	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	51,703	Assets	Property, plant and equipment	64,450	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,990	Expense	Operating cost	4,180	2018
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	144	Assets	Property, plant and equipment	—
Arauco Argentina S.A	Construction emisario	In process	8	Assets	Property, plant and equipment	824	2017
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	187	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Assets	Property, plant and equipment	6,112	2017
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,332	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	465	Expense	Administration expenses	—
Maderas Arauco S.A.	Environmental improvement studies	In process	1,217	Assets	Property, plant and equipment	304	2017
Forestal Arauco S.A.	Environmental improvement studies	In process	643	Expense	Administration expenses	946	2017
Forestal Los Lagos S.A	Environmental improvement studies	In process	225	Expense	Operating cost	18	2017

		TOTAL	88,928			123,481

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Land	160	160
Buildings	1,122	1,122
Property, plant and equipment	1,658	1,777
Total	2,940	3,059

As of March 31, 2017 and December 31, 2016, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of March 31, 2017 and December 31, 2016, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

	March 2017 Unaudited		December 2016
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading) (1)	134,111	134,111	198,582	198,582
Derivatives	3,178	3,178	3,166	3,166
Mutual funds (2)	130,933	130,933	195,416	195,416
Loans and Accounts Receivables	1,228,774	1,228,774	1,126,182	1,126,182
Cash and cash equivalents (amortized cost)	477,572	477,572	396,837	396,837
Cash	162,221	162,221	149,446	149,446
Time deposits	289,401	289,401	247,391	247,391
Agreements	25,950	25,950	—	—
Accounts Receivable (net)	740,293	740,293	715,883	715,883
Trade and other receivables	626,540	626,540	600,589	600,589
Lease receivable	2,546	2,546	764	764
Other receivables	111,207	111,207	114,530	114,530
Accounts receivable due from related parties	10,909	10,909	13,462	13,462
Other Financial Assets (5)	16,876	16,876	10,903	10,903

Financial liabilities at amortized cost (3)	4,943,370	5,210,817	5,022,725	5,158,789
Bonds issued denominated in U.S. Dollars	2,299,508	2,421,483	2,321,980	2,480,063
Bonds issued denominated in U.F. (4)	1,152,892	1,271,356	1,130,679	1,078,934
Bank Loans in U.S. Dollars	845,202	876,591	891,338	926,070
Bank borrowing denominated in U.S. Dollars	22,159	22,159	23,020	23,020
Financial leasing	109,702	105,321	113,986	108,980
Trade and other payables	506,463	506,463	537,891	537,891
Accounts payable to related parties	7,444	7,444	3,831	3,831
Financial liabilities at fair value through profit or loss	370	370	336	336
Hedging Liabilities	65,829	65,829	87,027	87,027

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the interim consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the interim consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the interim consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2016, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value March 2017 ThU.S.$	Level 1 ThU.S.$	Fair value
Financial Instruments			Level 2 ThU.S.$	Level 3 ThU.S.$

Fair value through profit or loss (held for trading)
Derivatives	3,178		3,178
Mutual Funds	130,933	130,933

Other financial assets	16,876	991	15,885

Financial liabilities measured at amortized cost
Bonds issued denominated in U.S. Dollars	2,421,483	2,421,482
Bonds issued denominated in U.F. (4)	1,271,356	1,271,356
Bank loans in U.S. Dollars	876,591		876,591
Bank borrowing denominated in U.S. Dollars	22,159		22,159
Financial leasing	105,321		105,321

Financial liabilities at fair value through profit or loss	370		370
Hedging liabilities	65,829		65,829

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings and financial leases were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	March 2017	December 2016
	Unaudited ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	673,703	697,000
Other financial liabilities, current	674,275	697,452
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	572	452
Interest bearing loans, non-current (b)	3,755,760	3,784,003
Other financial liabilities, non-current	3,821,387	3,870,914
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	65,627	86,911

Financial debt total (c)	4,429,463	4,481,003

Cash and cash equivalents	608,505	592,253
Other financial assets current	4,186	5,201
Total Cash (d)	612,691	597,454

Net Financial Debt (e)	3,816,772	3,883,549

Non-controlling interests	6,944,044	6,955,251
Equity attributable to owners of parent	45,201	44,032
Total Equity (f)	6,989,245	6,999,283

Debt to equity ratio (g)	0.55	0.55

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Note: As of March 31, 2017 the amount for the financial Liabilities with changes in non-current profits and losses is zero, the current hedging liabilities amount is ThU.S.$ 202, and Financial liabilities at fair value through profit or loss amount is ThU.S.$ 370

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	March 2017	December 2016
	Unaudited ThU.S.$	ThU.S.$
Other financial liabilities (a)	4,495,662	4,568,366
Other financial liabilities, current	674,275	697,452
Other financial liabilities, non-current	3,821,387	3,870,914
Financial liabilities at fair value through profit or loss	370	336
Hedging liabilities (b)	65,829	87,027
Swaps	65,535	86,895
Forward	294	132
Financial debt total (c)	4,429,463	4,481,003

Cash and cash equivalents	608,505	592,253
Total Cash (d)	608,505	592,253

Net Financial Debt (e)	3,820,958	3,888,750

Non-controlling interests	6,944,044	6,955,251
Equity attributable to owners of parent	45,201	44,032
Total Equity (f)	6,989,245	6,999,283
Debt to equity ratio (g)	0.55	0.56

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the reconciliation between the financial liabilities and the statement of financial position as of March 31, 2017 and December 31, 2016:

Thousands of dollars	March 2017 Unaudited
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	288,436	156,106	444,542	1,731,830	1,276,028	3,007,858	3,452,400
Bank borrowing	45,710	143,983	189,693	614,085	63,583	677,668	867,361
Financial Leasing	9,419	30,049	39,468	70,234	—	70,234	109,702
Swap and Forward	572	—	572	65,627	—	65,627	66,199

Other Financial Liabilities, Total (a)	344,137	330,138	674,275	2,481,776	1,339,611	3,821,387	4,495,662

Thousands of dollars	March 2017 Unaudited
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	499,479	6,984	506,463	—	—	—	506,463
Related party payables	7,444	—	7,444	—	—	—	7,444

Accounts Payable, Total (b)	506,923	6,984	513,907	—	—	—	513,907

Total Financial Liabilities (a) + (b)	851,060	337,122	1,188,182	2,481,776	1,339,611	3,821,387	5,009,569

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	51,874	409,102	460,976	1,233,603	1,758,079	2,991,682	3,452,658
Bank borrowings	134,140	61,483	195,623	626,384	92,351	718,735	914,358
Financial leasing	9,534	30,866	40,400	73,586	—	73,586	113,986
Swap and Forward	453	—	453	86,911	—	86,911	87,364

Other Financial Liabilities, Total (a)	196,001	501,451	697,452	2,020,484	1,850,430	3,870,914	4,568,366

Thousands of dollars	Decembe r 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	511,371	26,520	537,891	—	—	—	537,891
Related party payables	3,831	—	3,831	—	—	—	3,831

Accounts Payable, Total (b)	515,202	26,520	541,722	—	—	—	541,722

Financial Liabilities, Total (a) + (b)	711,203	527,971	1,239,174	2,020,484	1,850,430	3,870,914	5,110,088

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statement of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of March 31, 2017 and December 31, 2016, is presented below:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Financial Instruments	March 2017 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,178
Derivative-Uruguay (1)	3,178

Hedging Assets	15,885
Derivative-Uruguay (1)	1,465
Cross Currency Swaps	14,420

Financial liabilities at fair value through profit or loss	(370)
Forward-Colombia	(337)
Derivative-Uruguay (1)	(33)

Hedging Liabilities	(65,829)
Cross Currency Swaps	(65,535)
Derivative-Uruguay (1)	(294)

(1)	Include Swap and Forward from Uruguay tables.

Financial Instruments	December 2016 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,166
Derivative-Uruguay (1)	3,159
Forward-Colombia	7

Hedging Assets	8,658
Derivative-Uruguay (1)	2,029
Cross Currency Swaps	6,629

Financial liabilities at fair value through profit or loss	(336)
Forward-Colombia	(267)
Derivative-Uruguay (1)	(69)

Hedging Liabilities	(87,027)
Cross Currency Swaps	(86,895)
Derivative-Uruguay (1)	(132)

(2)	Include Swap and Forward from Uruguay tables.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of March 31, 2017 and December 31, 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	March 2017 Market Value ThU.S.$	December 2016 Market Value ThU.S.$
F	Deutsche - U.K.	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,994)	(4,703)
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,875)	(4,584)
F	Deutsche - U.K.	37,977,065	1,000,000	04-30-2014	04-30-2019	2,447	1,782
F	BBVA - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	1,513	558
F	BBVA - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	1,865	908
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	2,386	1,427
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	2,913	1,952
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(4,345)	(5,505)
J	BBVA - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(4,345)	(5,505)
J	Deutsche - U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	(4,419)	(5,590)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(4,309)	(5,463)
J	BBVA - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(4,181)	(5,318)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(5,678)	(6,355)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,483)	(6,157)
P	BBVA - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(1,511)	(2,548)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(550)	(1,591)
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	(523)	(1,564)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(10,683)	(13,815)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(2,992)	(4,039)
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,979)	(4,026)
Q	BCI - Chile	43,185,224	1,000,000	10-01-2014	04-01-2021	(2,874)	(3,524)
Q	BCI - Chile	43,196,695	1,000,000	10-01-2014	04-01-2021	(2,793)	(3,443)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	3,296	(3,165)

						(51,114)	(80,266)

Arauco has a high percentage of its assets in U.S. dollars, it needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IAS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of March 31, 2017 and December 31, 2016 are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	March 2016 Market Value ThU.S.$
USDCOP	BBVA Colombia	6,000	01-17-2017	04-10-2017	(171)
USDCOP	Corpbanca Colombia	7,000	02-14-2017	05-10-2017	(29)
USDCOP	Corpbanca Colombia	8,000	03-16-2017	06-12-2017	(137)

					(337)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2016 Market Value ThU.S.$
USDCOP	BBVA Colombia	5,000	10/28/2016	1/11/2017	7
USDCOP	BBVA Colombia	4,000	11/18/2016	2/9/2017	(255)
USDCOP	BBVA Colombia	7,000	12/13/2016	3/10/2017	(12)

					(260)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. Uruguay

Forward

As of March 31, 2017 and December 31, 2016 Arauco Uruguay maintains the following forward contracts in force and for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	March 2017 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,400	1,398
UYUUSD	Citibank U.K.	2,800	268
UYUUSD	HSBC Uruguay	12,300	1,484

			3,150

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,600	1,633
UYUUSD	Citibank U.K.	3,200	150
UYUUSD	HSBC Uruguay	10,750	1,256

			3,039

Additionally, it holds forward agreements to guarantee an Euro purchase exchange rate:

Exchange rate	Institution	Notional ThU.S.$	March 2017 Market Value ThU.S.$
EURUSD	HSBC Uruguay	593	(4)
EURUSD	Citibank U.K.	216	(2)

			(6)

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2017, 2018 and part of 2019 has been limited, through forwards of this commodity. The agreements that are in force and effect as of March 31, 2017 and December 31, 2016 are detailed below:

Exchange rate	Institution	Notional ThU.S.$	March 2017 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,905	497
Fuel Oil N°6	DNB Bank ASA	2,497	6
Fuel Oil N°6	Citibank U.K.	378	61

			564

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,508	1,059
Fuel Oil N°6	DNB Bank ASA	2,661	156
Fuel Oil N°6	Citibank U.K.	378	83

			1,298

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Swap

In addition, Arauco in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of March 31, 2017 and December 31, 2016 is shown below:

Exchange rate	Institution	Notional ThU.S.$	March 2017 Market Value ThU.S.$
USD	DNB Bank ASA	54,857	607

Exchange rate	Institution	Notional ThU.S.$	December 2016 Market Value ThU.S.$
USD	DNB Bank ASA	59,077	650

Note: the amount value and market value on the tables in section 23.4.3 represents 50% of the total, reflecting the stake held by Arauco in its Uruguayan subsidiaries.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and ”Accounts receivable due from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable due from related parties.

As of March 31, 2017 and December 31, 2016 there are provisions for impairment of ThU.S.$ 16.093 and ThU.S.$ 16,644, respectively.

	March 2017	December 2016
	Unaudited
	ThU.S.$	ThU.S.$
Loans and Accounts Receivable	1,228,774	1,126,182
Cash and cash equivalents	477,572	396,837
Cash	162,221	149,446
Time Deposits	289,401	247,391
Agreements	25,950	—
Trade and other receivables (net)	751,202	729,345
Trade and other receivables	626,540	600,589
Lease receivable	2,546	764
Other receivables	111,207	114,530

Accounts receivable due from related parties	10,909	13,462

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2017 and December 31, 2016, classified by origin coins is as follow:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	608,505	592,253
US Dollar	473,578	524,426
Euro	6,453	2,357
Other currencies	53,658	55,069
Chilean pesos	74,816	10,401

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable due from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2017 and December 31, 2016:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Trade and other current receivables	723,961	701,610

US Dollar	506,666	489,056
Euros	19,353	26,544
Other currencies	93,744	77,907
Chilean pesos	102,486	106,681
U.F.	1,712	1,422

Accounts receivable due from related parties, current	9,240	11,548

US Dollar	479	274
Other currencies	218	725
Chilean pesos	8,543	10,549
U.F.	712	957

Trade and other non-current receivables	16,332	14,273

US Dollar	7,182	6,895
Other currencies	541	527
Chilean pesos	5,961	5,753
U.F.	2,648	1,098

Accounts receivable due from related parties, non-current	—	957
U.F.	—	957

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

	March 2017	December 2016
	Unaudited
Financial Liabilities	ThU.S.$	ThU.S.$
Total Financial Liabilities	5,009,569	5,110,088

Financial liabilities at fair value through profit or loss (held for trading)	370	336
Hedging liabilities	65,829	87,027

Financial liabilities measured at amortized cost	4,943,370	5,022,725

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2017 and

	March 2017	December 2016
	Unaudited
	ThU.S.$	ThU.S.$
Bank borrowings - current portion	84,147	88,028
Bonds issued - current portion	43,963	62,506
Total	128,110	150,534

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

		03-31-2017	12-31-2016	03-31-2017	12-31-2016
		Unaudited		Unaudited
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,943,370	5,022,725	5,210,817	5,158,789
Bonds Issued	U.S. Dollar	2,299,508	2,321,980	2,421,483	2,480,063
Bonds Issued	U.F.	1,152,892	1,130,679	1,271,356	1,078,934
Bank borrowings	U.S. Dollar	845,418	891,338	876,591	926,070
Bank borrowings	Other currencies	21,943	23,020	22,159	23,020
Financial Leasing	U.F.	92,756	98,316	89,077	94,052
Financial Leasing	Chilean pesos	16,946	15,670	16,244	14,928
Trade and Other Payables	U.S. Dollar	152,758	150,162	152,758	150,162
Trade and Other Payables	Euro	8,295	13,034	8,295	13,034
Trade and Other Payables	Other currencies	64,370	70,736	64,370	70,736
Trade and Other Payables	Chilean pesos	263,057	285,359	263,057	285,359
Trade and Other Payables	U.F.	17,983	18,600	17,983	18,600
Related party payables	U.S. Dollar	2,289	1,968	2,289	1,968
Related party payables	Chilean pesos	5,155	1,863	5,155	1,863

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2017 and December 31, 2016 are as follows:

	March 2017
	Unaudited
	ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	673,703	3,755,760	4,429,463
Trade and other payables	506,463	—	506,463
Accounts payable to related parties	7,444	—	7,444
Total Financial Liabilities Measured at Amortized Cost	1,187,610	3,755,760	4,943,370

	December 2016
	ThU.S.$
	Current	Non-Current	Total
Other financial liabilities	697,000	3,784,003	4,481,003
Trade and other payables	537,891	—	537,891
Accounts payable to related parties	3,831	—	3,831
Total Financial Liabilities Measured at Amortized Cost	1,238,722	3,784,003	5,022,725

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - March
	Unaudited
	2017 ThU.S.$	2016 ThU.S.$
Opening balance	1,096	(55,396)
Gains (losses) on cash flow hedges	17,710	5,986
Recycle of cash flow hedges to profit or loss	(2,287)	(2,616)
Income tax	583	628
Recycle of income tax	(4,809)	(2,006)
Closing balance	12,293	(53,404)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	March 2017 ThU.S.$	December 2016 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,152,892	1,130,679	N/A	✓
Syndicate Loan	299,105	298,967	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2017 and December 31, 2016, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of March 31, 2017, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2017 and December 31, 2016 is as follows:

	March 2017	December 2016
	Unaudited
	ThU.S.$	ThU.S.$
Equity	6,989,245	6,999,283
Bank borrowings	867,361	914,358
Financial leasing	109,702	113,986
Bonds issued	3,452,400	3,452,659

Capitalization	11,418,708	11,480,286

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2017	December 2016
	Unaudited
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	624,548	598,597
Financial lease receivables	663	411
Other debtors	98,750	102,602
Net subtotal	723,961	701,610

Trade receivables	634,471	609,102
Financial lease receivables	764	512
Other debtors	104,819	108,640
Gross subtotal	740,054	718,254

Provision for doubtful trade receivables	9,923	10,505
Provision for doubtful lease receivables	101	101
Provision for doubtful other debtors	6,069	6,038
Subtotal Bad Debt	16,093	16,644

Non-Current Receivables

Trade receivables	1,992	1,992
Financial lease receivables	1,883	353
Other debtors	12,457	11,928
Net Subtotal	16,332	14,273

Trade receivables	1,992	1,992
Financial lease receivables	1,883	353
Other debtors	12,457	11,928
Gross subtotal	16,332	14,273

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2017, Arauco’s balance for commercial Debtors was ThU.S.$ 634,471 of which, according to the agreed sales conditions, 55.93% corresponded to sales on credit (open account), 40.79% to sales with letters of credit and 3.28% to other types of sales, distributed in 2,288 debtors. The client with the largest Open Account debt represented 2.72% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches.

March 31, 2017 - Unaudited

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	593,669	23,463	1,950	1,386	88	7	9	32	81	13,785	634,470
%	93.57%	3.70%	0.31%	0.22%	0.01%	0.00%	0.00%	0.01%	0.01%	2.17%	100%

December 31, 2016
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	562,386	31,106	257	881	39	18	21	11	64	14,319	609,102
%	92.33%	5.11%	0.04%	0.14%	0.01%	0.00%	0.00%	0.00%	0.01%	2.36%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of March 31, 2017 and December 31, 2016:

	03-31-2017	12-31-2016
	Unaudited
	ThU.S.$	ThU.S.$
Opening balance	(16,644)	(19,860)

Impairment losses recognized on receivables	(131)	(3,950)
Reversal of impairment losses	682	7,166
Closing balance	(16,093)	(16,644)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 80% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 50 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to MU.S.$98.3, effective as of March 2017, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	12,449	12.7%
Standby	6,872	7.0%
Promissory notes	64,089	65.2%
Finance	3,200	3.3%
Mortgage	9,343	9.5%
Pledge	2,190	2.2%
Promissory notes	200	0.2%
Total Guarantees	98,343	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.1% and, therefore, Arauco’s portfolio exposure amounts to 1.9%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	367,745	100.0
Secured receivables(*)	360,758	98.1
Unsecured receivables	6,987	1.9

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2017 and December 31, 2016. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Scotiabank- Chile	U.S. Dollar	Celulosa Arauco y Constitución S.A.	14	—	301,615	—	—	—	—	14	301,615	1.70%	Libor + 0,70%
—	Banco Frances- Argentina	U.S. Dollar	Arauco Argentina S.A.	—	5,010	—	—	—	—	—	5,010	—	1.50%	1.50%
—	Banco Macro- Argentina	Argentine Pesos	Arauco Argentina S.A.	10	20	—	—	—	—	—	30	—	15.25%	15.25%
—	Interamerican Development Bank	U.S. Dollar	Zona Franca Punta Pereira	15	2,070	2,446	2,380	2,315	2,243	3,228	2,085	12,612	3.48%	Libor + 2,05%
—	Interamerican Development Bank	U.S. Dollar	Zona Franca Punta Pereira	22	5,577	5,970	5,796	2,833	—	—	5,599	14,599	3.23%	Libor + 1,80%
—	BBVA	U.S. Dollar	Zona Franca Punta Pereira	16,303	—	—	—	—	—	—	16,303	—	3.23%	Libor + 2%
—	Citibank	U.S. Dollar	Zona Franca Punta Pereira	2,521	—	—	—	—	—	—	2,521	—	3.09%	Libor + 1,75%
—	Scotiabank	U.S. Dollar	Zona Franca Punta Pereira	2,503	—	—	—	—	—	—	2,503	—	1.60%	1.60%
—	Banco Interamericano de Desarrollo	U.S. Dollar	Celulosa y Energia Punta Pereira	58	8,365	9,876	9,608	9,342	9,045	13,043	8,423	50,914	3.48%	Libor + 2,05%
—	Banco Interamericano de Desarrollo	U.S. Dollar	Celulosa y Energia Punta Pereira	87	22,553	24,130	23,426	11,440	—	—	22,640	58,996	3.23%	Libor + 1,80%
—	Finnish Export Credit	U.S. Dollar	Celulosa y Energia Punta Pereira	404	43,473	50,818	50,020	49,103	47,754	47,077	43,877	244,772	3.20%	3.20%
—	Dnb Nor Bank	U.S. Dollar	Celulosa y Energia Punta Pereira	8	—	—	—	—	—	—	8	—	0.00%	Libor + 2%
—	Banco Republica Oriental de Uruguay	U.S. Dollar	Eufores S.A.	12,709	24,500	—	—	—	—	—	37,209	—	3.01%	Libor + 1,75%
—	Citibank	U.S. Dollar	Eufores S.A.	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Banco HSBC- Uruguay	U.S. Dollar	Eufores S.A.	1,202	—	—	—	—	—	—	1,202	—	2.77%	Libor + 2,00%
—	Banco Itau - Uruguay	U.S. Dollar	Eufores S.A.	5,044	10,055	—	—	—	—	—	15,099	—	3.08%	Libor + 2,00%
—	Heritage	U.S. Dollar	Eufores S.A.	1,351	—	—	—	—	—	—	1,351	—	2.90%	Libor + 2,00%
—	Banco Santander	U.S. Dollar	Eufores S.A.	2,513	20,065	—	—	—	—	—	22,578	—	3.11%	Libor + 2,00%
—	Banco ABC - Brasil	Brazilian Real	Arauco Do Brasil S.A.	7	11	—	—	—	—	—	18	—	2.50%	2.50%
—	Banco Itau	Brazilian Real	Arauco Do Brasil S.A.	365	—	—	—	—	—	—	365	—	9.50%	9.50%
—	Banco Bradesco	Brazilian Real	Arauco Do Brasil S.A.	—	1,229	—	—	—	—	—	1,229	—	9.50%	9.50%
—	Banco Votorantim	Brazilian Real	Arauco Do Brasil S.A.	13	13	—	—	—	—	—	26	—	5.50%	5.50%
—	Banco Alfa	Brazilian Real	Arauco Do Brasil S.A.	3	13	77	77	77	64	—	16	295	11.25%	Tljp+3,75%
—	Banco Santander	Brazilian Real	Arauco Do Brasil S.A.	2	74	103	103	35	5	—	76	246	9.34%	Tljp+4%
—	Banco Itau	Brazilian Real	Arauco Florestal Arapoti S.A.	3	6	—	—	—	—	—	9	—	2.50%	2.50%
—	Banco Itau	Brazilian Real	Arauco Florestal Arapoti S.A.	14	40	44	—	—	—	—	54	44	3.50%	3.50%
—	Banco Bradesco	Brazilian Real	Arauco Florestal Arapoti S.A.	11	34	45	27	—	—	—	45	72	6.00%	6.00%
—	Banco Votorantim	Brazilian Real	Arauco Florestal Arapoti S.A.	27	—	—	—	—	—	—	27	—	5.00%	5.00%
—	Banco Safra	Brazilian Real	Arauco Florestal Arapoti S.A.	23	66	93	—	—	380	380	89	853	6.00%	6.00%
—	Banco Safra	Brazilian Real	Arauco Florestal Arapoti S.A.	8	21	27	27	27	4	—	29	85	10.00%	10.00%
—	Banco Santander	Brazilian Real	Arauco Florestal Arapoti S.A.	10	8	17	17	8	—	—	18	42	9.00%	9.00%
—	Banco Santander	Brazilian Real	Arauco Florestal Arapoti S.A.	6	21	30	30	15	5	—	27	80	9.22%	Tljp+4%
—	Banco Bradesco	Brazilian Real	Arauco Forest Brasil S.A.	20	60	79	6	—	—	—	80	85	5.91%	5.91%
—	Banco Alfa	U.S. Dollar	Arauco Forest Brasil S.A.	—	7	9	9	9	2	—	7	29	8.12%	Cesta+3,8%
—	Banco Alfa	Brazilian Real	Arauco Forest Brasil S.A.	—	17	23	23	23	6	—	17	75	11.30%	Tljp+3,8%
—	Banco Itau - Brasil	Brazilian Real	Arauco Forest Brasil S.A.	4	10	—	—	—	—	—	14	—	2.50%	2.50%
—	Banco Votorantim - Brasil	Brazilian Real	Arauco Forest Brasil S.A.	210	537	716	239	—	337	337	747	1,629	11.30%	Tljp+3,8%
—	Banco Votorantim - Brasil	U.S. Dollar	Arauco Forest Brasil S.A.	35	101	134	45	—	—	—	136	179	7.62%	Cesta+5,3%
—	Banco Bndes Subcrédito A-B-D	Brazilian Real	Arauco Forest Brasil S.A.	4	—	—	—	238	475	238	4	951	9.82%	Tljp + 2,91%
—	Banco Bndes Subcrédito C	U.S. Dollar	Arauco Forest Brasil S.A.	4	—	—	—	60	145	84	4	289	7.23%	Cesta+2,91%
—	Banco Santander	Brazilian Real	Arauco Forest Brasil S.A.	13	27	42	33	4	—	—	40	79	9.32%	9.32%
—	Banco John Deere	Brazilian Real	Arauco Forest Brasil S.A.	41	—	—	—	—	—	—	41	—	6.00%	6.00%
—	Bndes Subcrédito E-I	Brazilian Real	Mahal Emprendimientos Pat. S.A.	23	—	1,563	3,127	1,563	—	—	23	6,253	10.41%	Tljp + 2,91%
—	Bndes Subcrédito F-J	Brazilian Real	Mahal Emprendimientos Pat. S.A.	16	—	938	1,877	938	—	—	16	3,753	11.41%	Tljp + 3,91%
—	Bndes Subcrédito G-K	U.S. Dollar	Mahal Emprendimientos Pat. S.A.	61	—	849	2,039	1,188	—	—	61	4,076	7.23%	Cesta + 2,91%
—	Bndes Subcrédito H-L	Brazilian Real	Mahal Emprendimientos Pat. S.A.	20	—	1,042	2,084	1,042	—	—	20	4,168	12.61%	Tljp + 5,11%
—	Banco Santander	Brazilian Real	Mahal Emprendimientos Pat. S.A.	—	—	7	29	29	21	—	—	86	11.50%	Tljp+4%
—	Banco Santander	U.S. Dollar	Mahal Emprendimientos Pat. S.A.	—	—	3	12	12	9	—	—	36	8.32%	Cesta+4%
—	Banco Santander	Brazilian Real	Novo Oeste Gestao de Ativos Florestais S.A.	—	—	5	29	29	24	—	—	87	11.50%	Tljp+4%
—	Banco Santander	U.S. Dollar	Novo Oeste Gestao de Ativos Florestais S.A.	—	—	2	13	13	9	—	—	37	8.32%	Tljp+4%

			Total	45,710	143,983	400,703	101,076	80,343	60,528	64,387	189,693	707,037

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	3,493	—	8,379	25,651	24,889	24,127	165,595	3,493	248,641	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	1,397	—	3,382	10,353	10,046	9,739	66,840	1,397	100,360	4.25%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	536	6,440	6,440	202,475	—	—	536	215,355	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	2,983	—	7,911	7,911	7,911	7,911	245,794	2,983	277,438	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	11,155	22,032	21,438	20,843	10,198	—	11,155	74,511	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	3,557	—	7,127	7,127	7,127	7,127	294,574	3,557	323,082	3.57%	3.57%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-S	1,783	—	4,765	4,765	4,765	4,765	213,938	1,783	232,998	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	275,222	—	—	—	—	—	—	275,222	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	6,142	36,250	516,322	—	—	—	6,142	552,572	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emision	—	125,357	—	—	—	—	—	125,357	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	3,889	20,000	20,000	417,130	—	—	3,889	457,130	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	517,118	—	5,278	588,368	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	558,675	3,750	648,675	4.52%	4.50%

			Total	288,435	156,107	162,536	666,257	741,436	603,485	1,545,416	444,542	3,719,130

March 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	203	1,367	595	595	534	534	—	1,570	2,258	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,591	4,697	3,676	3,676	1,735	1,735	—	6,288	10,822	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	687	2,014	2,456	2,456	820	820	—	2,701	6,552	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,025	9,874	7,930	7,930	3,776	3,776	—	12,899	23,412	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,475	4,689	1,828	1,828	—	—	—	6,164	3,656	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	1,103	3,431	4,284	4,284	1,666	1,666	—	4,534	11,900	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	139	8	8	—	—	—	185	16	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	562	1,687	1,346	1,346	425	425	—	2,249	3,542	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	727	2,151	2,841	2,841	1,197	1,197	—	2,878	8,076	—	—

			Total	9,419	30,049	24,964	24,964	10,153	10,153	—	39,468	70,234

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	36	302,242	—	—	—	—	36	302,242	1.63%	1.63%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia- Argentina	5,031	—	—	—	—	—	—	5,031	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	29	—	—	—	—	—	40	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,178	1,027	2,450	2,387	2,324	2,256	4,302	2,205	13,719	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,990	2,782	5,997	5,830	5,664	—	—	5,772	17,491	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	16,176	—	—	—	—	—	—	16,176	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	2,501	—	—	—	—	—	2,501	—	2.95%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,501	—	—	—	—	—	—	2,501	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,768	4,143	9,895	9,637	9,379	9,096	17,371	8,911	55,378	3.30%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	12,104	11,237	24,249	23,568	22,888	—	—	23,341	70,705	3.05%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,474	20,774	43,915	44,538	45,209	45,882	70,166	46,248	249,710	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	89	—	—	—	—	—	—	89	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,733	12,563	—	—	—	—	—	37,296	—	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	5	—	—	—	—	—	—	5	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	10,135	5,003	—	—	—	—	—	15,138	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	22,735	—	—	—	—	—	—	22,735	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	18	—	—	—	—	—	25	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau	2,713	321	—	—	—	—	—	3,034	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	25	—	—	—	—	—	38	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	46	100	100	57	7	—	48	264	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	6	1	—	—	—	—	8	1	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	38	51	4	—	—	—	51	55	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	37	—	—	—	44	81	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	400	—	—	—	—	—	—	400	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	17	—	—	—	—	369	369	17	738	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	66	88	22	—	—	—	88	110	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	11	—	29	92	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	16	16	16	8	—	—	17	40	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	5	18	30	30	19	8	—	23	87	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	57	77	23	—	—	—	77	100	5.91%	5.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	—	5	9	9	9	5	—	5	32	7.94%	7.94%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	—	12	23	23	23	11	—	12	80	11.30%	11.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	4	12	1	2	—	—	—	16	3	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	195	520	694	405	—	327	327	715	1,753	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	35	101	134	78	—	—	—	136	212	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	—	114	460	346	4	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	24	144	120	4	288	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	32	—	—	—	—	—	33	—	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	62	41	41	32	10	—	—	103	83	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	—	758	3,030	2,272	—	—	23	6,060	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	—	454	1,818	1,363	—	—	16	3,635	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	60	—	339	2,037	1,697	—	—	60	4,073	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	504	2,020	1,514	—	—	19	4,038	11.11%	11.11%

			Total	134,140	61,483	392,139	95,673	92,601	58,576	93,001	195,623	731,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,931	11,587	29,091	27,486	33,383	180,490	1,931	282,037	4.24%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,115	—	6,344	6,344	203,030	—	—	2,115	215,718	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	996	7,794	7,794	7,794	7,794	242,571	996	273,747	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	586	9,839	21,758	21,172	20,586	10,073	—	10,425	73,589	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,755	—	7,022	7,022	7,022	7,022	290,572	1,755	318,660	3.57%	3.57%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-S	—	600	4,695	4,695	4,695	4,695	210,785	600	229,565	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A – Argentina	—	270,787	—	—	—	—	—	270,787	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	534,254	—	—	—	15,205	570,504	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	124,949	—	—	—	—	—	127,683	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	406,926	—	8,889	466,926	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	504,895	11,215	599,895	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,376	—	22,500	22,500	22,500	22,500	569,625	9,376	659,625	4.52%	4.50%

			Total	51,875	409,102	161,700	676,622	336,863	516,143	1,998,938	460,977	3,690,266

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	237	1,616	—	1,179	—	1,201	—	1,853	2,380	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,571	4,970	—	7,731	—	4,259	—	6,541	11,990	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	645	2,008	—	5,092	—	2,035	—	2,653	7,127	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,294	10,861	—	16,861	—	8,906	—	14,155	25,767	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,673	5,030	—	4,663	—	183	—	6,703	4,846	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	982	2,994	—	7,501	—	2,824	—	3,976	10,325	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	138	—	61	—	—	—	184	61	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	439	1,317	—	2,418	—	929	—	1,756	3,347	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	647	1,932	—	5,053	—	2,690	—	2,579	7,743	—	—

			Total	9,534	30,866	—	50,559	—	23,027	—	40,400	73,586

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$58 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2017, the total assets pledged as an indirect guarantee were MU.S.$741. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	129	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Equipment	—	U.S. Dollar	140	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	—	U.S. Dollar	102	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	761	Bank John Deere S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	Property plant and equipment	U.S. Dollar	673	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	Property plant and equipment	U.S. Dollar	3,695	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	48,388	BNDES
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	219	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	215	Bank Alpha S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	207	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	109	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	759	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	406	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	210	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	100	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	123	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		57,818

INDIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	451,409	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,362	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	15,126	Arauco Forest Brasil y Mahal (Brasil)
		Total		740,897

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.32% (equivalent to MU.S.$ -/+ 8.2), and +/- 0.07% of equity (equivalent to MU.S.$ -/+ 5.0).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.16% (equivalent to MU.S.$(1)) and a change on the equity of +/- 0.01% (equivalent to MU.S.$0).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2017, 12.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.23% (equivalent to MU.S.$-/+ 1) and +/- 0.01% (equivalent to MU.S.$-/+ 1) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

	March 2017 Unaudited ThU.S.$	Total
Fixed rate	3,843,720	86.8%
Bonds issued	3,452,400
Bank borrowings (*)	281,618
Financial leasing	109,702
Variable rate	585,743	13.2%
Bonds issued	—
Loans with Banks	585,743
Total	4,429,463	100.0%

	December 2016 ThU.S.$	Total
Fixed rate	3,903,942	87.1%
Bonds issued	3,452,659
Bank borrowings (*)	337,297
Financial leasing	113,986
Variable rate	577,061	12.9%
Bonds issued	—
Bank borrowings	577,061
Total	4,481,003	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2017, revenue due to pulp sales accounted for 46.96% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 43.77% (equivalent to MU.S.$ 160.4) on the income for the year after tax and +/- 1.38% (equivalent to MU.S.$96.2) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Timber: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

The timber reportable segment was created following the merger of the companies indicated in Note 14, which resulted in the merger of the previous sawn timber and panels segments.

•	Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Timber

The Panels reportable segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the Sonae Arauco joint venture (Note 16), it manufactures and commercializes MDF, PB and OSB wood panels, as well as sawn lumber, by operating 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In total, Sonae Arauco’s production capacity is approximately 1.45 million m3 of MDF, 2.27 million m3 of PB, 460,000 m3 of OSB and 100,000 m3 of sawn lumber.

The Sawn Timber reportable segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2016, of which 1 million hectares are used for plantations, 409 thousand hectares for native forests, 191 thousand hectares for other uses and 52 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2017 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	579,356	19,635	624,263	10,482	—	1,233,736	—	1,233,736
Revenues from transactions with other operating segments	10,364	263,442	1,449	7,788	—	283,043	(283,043)	—

Finance income	—	—	—	—	6,413	6,413	—	6,413
Finance costs	—	—	—	—	(59,872)	(59,872)	—	(59,872)
Net finance costs	—	—	—	—	(53,459)	(53,459)	—	(53,459)

Depreciation and amortizations	60,006	6,361	35,970	893	1,731	104,961	—	104,961
Sum of significant income accounts	566	44,164	111	—	—	44,841	—	44,841
Sum of significant expense accounts	—	178,361	961	—	—	179,322	—	179,322

Profit (loss) of each reportable segment	115,613	(157,408)	39,107	2,100	(44,684)	(45,272)	—	(45,272)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	3,415	3,415	—	3,415
Joint ventures	—	—	4,307	—	409	4,716	—	4,716

Income tax expense	—	—	—	—	25,622	25,622	—	25,622

Geographical information on revenues
Revenue – Chilean entities	371,265	13,613	330,311	229	—	715,418	—	715,418
Revenue – Foreign entities	208,091	6,022	293,952	10,253	—	518,318	—	518,318
Total Ordinary Income	579,356	19,635	624,263	10,482	—	1,233,736	—	1,233,736

Period ended March 31, 2017 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	34,063	55,403	30,019	67	280	119,832	—	119,832
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

Period ended March 31, 2017 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,027,503	5,384,607	2,509,767	53,629	929,244	13,904,750	(34,330)	13,870,420
Segments assets (excluding deferred tax assets)	5,027,503	5,384,607	2,509,767	53,629	922,569	13,898,075	(34,330)	13,863,745
Deferred tax assets	—	—	—	—	6,675	6,675	—	6,675
Investments accounted through equity method
Associates	—	167,082	—	—	106,412	273,494	—	273,494
Joint Ventures	—	—	168,215	—	19,477	187,692	—	187,692
Segment liabilities	243,261	160,774	292,079	12,680	6,172,381	6,881,175	—	6,881,175
Segments liabilities (excluding deferred tax liabilities)	243,261	160,774	292,079	12,680	4,581,351	5,290,145	—	5,290,145
Deferred tax liabilities	—	—	—	—	1,591,030	1,591,030	—	1,591,030

Geographical information on non-current assets (**)
Chile	2,541,561	3,318,246	707,758	22,214	144,904	6,734,683	(3,651)	6,731,032
Foreign countries	1,729,297	1,567,516	1,041,709	22,349	29,529	4,390,400	—	4,390,400
Non-current assets, Total	4,270,858	4,885,762	1,749,467	44,563	174,433	11,125,083	(3,651)	11,121,432

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	525,831	22,250	591,740	6,204	—	1,146,025	—	1,146,025
Revenues from transactions with other operating segments	9,257	273,338	1,361	8,000	—	291,956	(291,956)	—

Finance income	—	—	—	—	11,312	11,312	—	11,312
Finance costs	—	—	—	—	(70,285)	(70,285)	—	(70,285)
Net finance costs	—	—	—	—	(58,973)	(58,973)	—	(58,973)

Depreciation and amortizations	57,381	4,809	30,066	715	1,581	94,552	—	94,552
Sum of significant income accounts	4	52,709	22	—	—	52,735	—	52,735
Sum of significant expense accounts	—	—	10,369	—	—	10,369	—	10,369

Profit (loss) of each reportable segment	88,442	47,870	20,928	(753)	(103,568)	52,919	—	52,919

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	3,275	3,275	—	3,275
Joint ventures	—	—	(52)	—	815	763	—	763

Income tax expense	—	—	—	—	(27,367)	(27,367)	—	(27,367)

Geographical information on revenues
Revenue – Chilean entities	422,573	12,333	311,532	162	—	746,600	—	746,600
Revenue – Foreign entities	103,258	9,917	280,208	6,042	—	399,425	—	399,425
Total Ordinary Income	525,831	22,250	591,740	6,204	—	1,146,025	—	1,146,025

Period ended March 31, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	52,459	51,110	12,617	206	568	116,960	—	116,960
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084
Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097
Investments accounted through equity method
Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segments liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets (**)
Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The following is a breakdown of the cash flows by segment, which data is presented in a complementary manner, as required pursuant to local requirements:

Period ended March 31, 2017 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	172,577	40,043	74,565	1,359	(107,348)	181,196	—	181,196
Cash flows (used in) investing activities	(34,329)	(54,984)	(33,734)	(344)	3,857	(119,534)	—	(119,534)
Cash flows from (used in) Financing Activities	(43,059)	(303)	(2,845)	—	(1,203)	(47,410)	—	(47,410)
Net increase (decrease) in Cash and Cash Equivalents	95,189	(15,244)	37,986	1,015	(104,694)	14,252	—	14,252

Period ended March 31, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	211,739	55,780	60,444	2,514	(103,314)	227,163	—	227,163
Cash flows (used in) investing activities	(54,288)	(49,547)	(14,037)	(206)	4,685	(113,393)	—	(113,393)
Cash flows from (used in) Financing Activities	(28,948)	7,116	(32,165)	0	89,504	35,507	—	35,507
Net increase (decrease) in Cash and Cash Equivalents	128,503	13,349	14,242	2,308	(9,125)	149,277	—	149,277

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

2017	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	715,418	107,061	76,343	200,082	134,832	1,233,736
Non-current Assets	6,726,436	961,854	1,215,567	412,536	1,798,364	11,114,757

2016	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	746,600	86,835	80,816	184,303	47,471	1,146,025
Non-current Assets	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	03-31-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize current	70,363	41,812
Prepayment to amortize (insurance + others)	28,236	23,086
Recoverable taxes (Relating to purchases)	63,228	71,357
Other current-non-financial assets	8,795	8,660
Total	170,622	144,915

Non-current non-financial assets	03-31-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Roads to amortize, non-current	100,844	121,894
Guarantee values	3,189	3,302
Recoverable taxes (Relating to purchases)	1,634	1,493
Other non-current non-financial assets	3,441	3,630
Total	109,108	130,319

Current non-financial liabilities	03-31-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
Provision of minimum dividend (1)	71,030	60,312
ICMS tax payable	13,205	14,856
Other tax payable	16,325	16,202
Other Current non-financial liabilities	8,843	7,793
Total	109,403	99,163

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	03-31-2017 Unaudited ThU.S.$	12-31-2016 ThU.S.$
ICMS tax payable	60,800	58,606
Other non-current non-financial liabilities	1,969	2,027
Total	62,769	60,633

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as March 31, 2017 and 2016 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Income ThU.S.$
Net profit attributable to owners of parent at 03-31-2017	(45,608)
Adjustments:
Biological Assets
Unrealized gains/losses	(44,972)
Realized gains/losses	137,050
Deferred income taxes	(22,688)

Total adjustments	69,390

Distributable Net Profit at 03-31-2017	23,782

Distributable Net Income ThU.S.$
Net Profit attributable to owners of parent at 03-31-2016	52,174
Adjustments:
Biological Assets
Unrealized gains/losses	(49,861)
Realized gains/losses	41,014
Deferred income taxes	1,426

Total adjustments	(7,421)

Distributable Net Profit at 03-31-2016	44,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of March 31, 2017 in the Interim Classified Statements of Financial Position, under the line item Other non-current non-financial liabilities for an amount of ThU.S.$109,403, a total of ThU.S.$9,513 correspond to a provision for the minimum dividend for the 2017 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$ 59,005, paid to the shareholders in 2016.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-March
	2017	2016
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	(45,608)	52,174
Weighted average of number of shares	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	(0.4030412)	0.4610654

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2017

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

The issuance of these interim consolidated financial statements for the period between January 1 and March 31, 2017 were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No.569 held May 17, 2017.

Subsequent to March 31, 2017 and until the date of issuance of these interim consolidated financial statements, there have been no financial or other events to report.

Celulosa Arauco y Constitución S.A.

First Quarter 2017 Results

May 19, 2017

1

HIGHLIGHTS

REVENUES U.S.$ 1,233.7 MILLION

Arauco’s revenues reached U.S.$ 1,233.7 million during the first quarter of 2017, a 1.1% increase compared to the U.S.$ 1,220.6 million obtained in the fourth quarter of 2016.

NET INCOME U.S.$ -45.3 MILLION

Net income reached U.S.$ -45.3 million, a decrease of 159.8% or U.S.$ 121.0 million compared to the U.S.$ 75.8 million obtained in the fourth quarter of 2016.

ADJUSTED EBITDA U.S.$ 291.7 MILLION

Adjusted EBITDA reached U.S.$ 291.7 million, an increase of 12.2% or U.S.$ 31.8 million compared to the U.S.$ 259.9 million obtained during the fourth quarter of 2016.

NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA

Net Financial Debt / LTM(1) Adjusted EBITDA ratio reached 3.5x in this quarter, a decrease compared to the 3.7x obtained in the fourth quarter of 2016.

CAPEX

CAPEX reached U.S.$ 119.8 million, a decrease of 26.7% or U.S.$ 43.7 million compared to the U.S.$ 163.5 million during the fourth quarter of 2016.

Conference Call

Tuesday, May 23rd, 2017

12:00 Santiago Time

12:00 Eastern Time (New York)

Please Dial:

+1 (844) 839 2184 from USA

+1 (412) 317 2505 from other countries Password: Arauco

For further information, please contact:

Marcelo Bennett

marcelo.bennett@arauco.cl

Phone: (562) 2461 7309

Fernanda Paz Vásquez

fernanda.vasquez@arauco.cl

Phone: (562) 2461 7494

investor_relations@arauco.cl

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

2

OVERVIEW

Arauco’s first quarter results amounted to U.S.$ -45.3 million, as a result of large forest fires during the summer months in Chile. Total loss due to the forestry fire was estimated at U.S.$ 178.4 million. However, despite wood supply in Chile being less than under normal circumstances, our production volumes were not affected this quarter. Our Adjusted EBITDA increased compared to last quarter, with pulp prices leading a positive trend during the first part of 2017. Our Adjusted EBITDA margin also increased in comparison to last quarter’s, ending at 23.6%.

Despite the additional pulp supply permeating the market, we were able to pass through price hikes throughout the quarter. Demand in China continues expanding as the Chinese government’s policies promoting internal consumption start to progress. In Europe results are more subdued as the market’s reaction to changes in prices remains lagged.

In our wood products business segments, roles were reversed in comparison to last quarter, as our panels products increased prices and sales volume, while sawn timber sales were muted. Wood supply in Chile has been less than in normal circumstances after the forest fires affected our plantations. However, this event has not affected production volumes throughout the first quarter of 2017. The downturn in production of our El Cruce Sawmill after it was damaged by the fires was more than compensated by production in our other sawmills located in Chile.

Higher cash from operations, as well as lower cash outflows in our investment and financing activities, enabled Arauco to reach a Free Cash Flow of U.S.$ 62.9 million during this quarter.

In U.S. Million	Q1 2017	Q4 2016	Q1 2016	QoQ	YoY	YTD 2017	YTD 2016	YoY Acum

Revenue	1,233.7	1,220.6	1,146.0	1.1%	7.7%	1,233.7	1,146.0	7.7%
Net income	-45.3	75.8	52.9	-159.8%	-185.5%	-45.3	52.9	-185.5%
Adjusted EBITDA	291.7	259.9	252.8	12.2%	15.4%	291.7	252.8	15.4%
Adjusted EBITDA
Margin	23.6%	21.3%	22.1%	11.5%	7.2%	23.6%	22.1%	7.2%
LTM Adj. EBITDA	1,090.0	1,051.2	1,209.8	3.7%	-9.9%	1,090.0	1,209.8	-9.9%
CAPEX	119.8	163.5	117.0	-26.7%	2.5%	119.8	117.0	2.5%
Net Financial Debt	3,821.0	3,888.8	3,745.2	-1.7%	2.0%	3,821.0	3,745.2	2.0%
Net Financial Debt / LTM Adj. EBITDA	3.5x	3.7x	3.1x	-5.2%	13.2%	3.4x	3.1x	9.6%

Adjusted EBITDA and EBITDA Margin

(In U.S.$ Million)

3

INCOME STATEMENT

Net income for the first quarter of 2017 was U.S.$ -45.3 million, a decrease of 159.8% or U.S.$ 121.0 million compared to the U.S.$ 75.8 million obtained in the fourth quarter of last year. The negative effect is mainly due to the forestry fire losses which amounted to U.S.$ 178.4 million during this quarter.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Revenues	1,233.7	1,220.6	1.1%
Cost of sales	(871.6)	(896.7)	-2.8%
Distribution costs	(124.0)	(136.0)	-8.8%
Administrative expenses	(120.4)	(110.6)	8.8%
Other income	48.3	68.2	-29.2%
Other expenses	(193.1)	(33.5)	475.8%
Financial income	6.4	3.9	62.7%
Financial costs	(59.9)	(58.0)	3.2%
Participation in (loss) profit in associates and joint ventures accounted through equity method	8.1	9.9	-18.2%
Exchange rate differences	1.5	(3.9)	-137.8%

Income before income tax	(70.9)	64.0	-210.7%

Income tax	25.6	11.7	118.1%

Net income	(45.3)	75.8	-159.8%

Revenues reached U.S.$ 1,233.7 million during the first quarter of 2017 compared with the U.S.$ 1,220.6 million in the previous quarter, as a result of an increase in our pulp segment as international prices recovered in both fibers. Forestry revenues decreased as there was less overall sales volume. Revenues from Others also increased by 75% or U.S.$ 4.5 million, mainly driven by an increase in sales from our chemical plant located in Argentina. Revenue from our energy sales remained fairly stable, increasing slightly by 1.4% compared to last quarter. The following table shows a breakdown of our revenue sales distributed by business segment:

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Pulp(*)	579.4	557.4	3.9%
Wood Products(*)	624.3	629.7	-0.9%
Forestry	19.6	27.5	-28.6%
Others	10.5	6.0	75.2%

Total	1,233.7	1,220.6	1.1%

(*)	Pulp and Wood division sales include energy

Sales by Business Segment 1Q 2017

4

Cost of sales for the first quarter of the year reached U.S.$ 871.6 million, U.S.$ 25.1 million or 2.8% lower than the U.S.$ 896.7 million obtained in the fourth quarter of 2016. Maintenance cost had the largest decline compared to last quarter, as there were various pulp mill maintenance stoppages during the fourth quarter of last year, including our Nueva Aldea Mill, our Valdivia Mill, both located in Chile, and our Alto Paraná Mill located in Argentina.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Timber	186.8	183.4	1.9%
Forestry costs	149.6	157.0	-4.7%
Depreciation and amortization	95.6	100.5	-4.8%
Maintenance costs	64.0	81.9	-21.8%
Chemical costs	125.3	122.0	2.7%
Sawmill services	28.7	33.3	-14.0%
Other raw materials and indirect costs	86.7	83.4	4.0%
Energy and fuel	44.6	37.7	18.4%
Cost of electricity	9.2	9.8	-6.2%
Wage, salaries and severance indemnities	81.1	87.9	-7.7%

Cost of Sales	871.6	896.7	-2.8%

Administrative expenses overall increased by 8.8% or U.S.$ 9.8 million. Each item in terms of absolute change fluctuated at most U.S.$ 3.0 million, except for other administration expenses, which increased U.S.$ 13.2 million. This increase is due to the reversal of provision done during the fourth quarter of 2016, reclassified from Other income to Other administration expenses.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Wage, salaries and severance indemnities	50.1	50.9	-1.6%
Marketing, advertising, promotion and publications expenses	2.4	2.7	-10.7%
Insurance	4.6	4.8	-3.6%
Depreciation and amortization	8.1	7.6	7.3%
Computer services	6.7	9.6	-29.9%
Lease rentals (offices, warehouses and machinery)	4.0	3.8	6.3%
Donations, contributions, scholarships	2.4	3.2	-25.9%
Fees (legal and technical advisories)	9.2	9.7	-5.0%
Property taxes, patents and municipality rights	4.3	3.1	39.9%
Other administration expenses	28.5	15.3	86.5%

Administrative Expenses	120.4	110.6	8.8%

5

Distribution costs decreased 8.8% or U.S.$ 12.0 million, due to lower sales volume in both our pulp and wood products segments. Freights and other shipping and freight costs had the largest decrease, as pulp sales volume decreased 3.3% compared to last quarter, while wood products sales volume decreased 0.9% overall.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Commissions	3.5	3.4	2.6%
Insurance	0.8	0.8	-3.4%
Other selling costs	4.9	4.1	20.0%
Port services	7.3	7.7	-5.0%
Freights	93.2	97.5	-4.5%
Other shipping and freight costs	14.4	22.5	-36.2%

Distribution Costs	124.0	136.0	-8.8%

As a percentage, administrative expenses and distribution costs combined were 19.8%, showing a downward trend compared to the 20.2% in the previous quarter and to 20.1% in the quarter before that.

Other income fell 29.2% or U.S.$ 19.9 million this quarter. The reversal of a provision to administrative expenses in other operating results during the fourth quarter continues to affect the comparison during this quarter. Gain from changes in fair value of biological assets also returned to normal levels after last quarter’s revisal.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Gain from changes in fair value of biological assets	43.3	68.8	-37.1%
Net income from insurance compensation	0.1	0.5	—
Leases received	1.0	0.9	9.3%
Gains on sales of assets	2.0	5.4	-63.5%
Access easement	0.0	0.2	-80.6%
Recovery of tax credits	—	1.1	—
Other operating results	2.0	(8.6)	-125.5%

Other Income	48.3	68.2	-29.2%

6

Other expenses rose overall 475.8% or U.S.$ 159.6 million. After the wildfires that affected our forests located in southern Chile during the first quarter, the total loss was estimated to the be approximately U.S.$ 178.4 million. This provision includes the estimation of how much will be recovered from the affected areas, which amounts to approximately U.S.$ 50.0 million. This effect does not include insurance payments, which we estimate will be up to U.S.$ 35.0 million, net of corresponding deductibles.

In U.S.$ Million	Q1 2017	Q4 2016	QoQ

Depreciation	0.9	(0.4)	—
Legal payments	0.3	0.2	1.6%
Impairment provision property, plant and equipment and others	1.0	11.5	-91.5%
Plants stoppage operating expenses	1.0	1.4	-26.0%
Project expenses	1.0	1.6	-40.2%
Gain (loss) from asset sales	0.6	1.0	-43.9%
Loss of assets	3.7	0.4	—
Provision for forestry fire losses	178.4	12.5	—
Other taxes	1.9	1.6	14.1%
Research and development expenses	0.4	0.8	-46.2%
Compensation and eviction	0.3	0.4	-23.4%
Fines, readjustments and interest	0.3	0.2	71.0%
Other expenses (donations, repayments insurance)	3.5	2.2	56.7%

Other expenses	193.1	33.5	475.8%

Foreign exchange differences showed a gain of U.S.$ 1.5 million, a U.S.$ 5.3 million difference when compared to the previous quarter that ended at U.S.$ -3.9 million. The Chilean peso appreciated 0.8% against the U.S. dollar, while the Argentine peso appreciated by 2.7% against the U.S. dollar compared to last quarter. These appreciations increase our cash and cash equivalents when converted to U.S. dollar.

Income tax had a gain compared to last quarter of U.S.$ 13.9 million or 118.1%, ending the first quarter at U.S.$ 25.6 million. The effect of the forestry fire losses of U.S.$ 178.4 million gave rise to a deferred tax asset of U.S.$ 45.5 million.

7

ADJUSTED EBITDA

Adjusted EBITDA for the first quarter of 2017 was U.S.$ 291.7 million, 12.2% or U.S.$ 31.8 million higher than the US$ 259.9 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the first quarter of the year we had an increase in our pulp division of 37.8% or U.S.$ 48.6 million, partially offset by a decrease or 8.9% in our wood division, and a 2.6% decrease in our forestry segment. The hikes in pulp prices continue their positive trend that begin at the end of last year. Wood products lost traction as sawn timber sales volume decreased compared to last quarter. Our forestry EBITDA remained stable compared to last quarter.

In U.S.$ Million	Q1 2017	Q4 2016	Q1 2016	QoQ	YoY

Net Income	(45.3)	75.8	52.9	-159.7%	-185.5%
Financial costs	59.9	58.0	70.3	3.2%	-14.8%
Financial income	(6.4)	(3.9)	(11.3)	62.7%	-43.3%
Income tax	(25.6)	(11.7)	27.4	118.1%	-193.6%

EBIT	(17.4)	118.1	139.3	-114.8%	-112.5%

Depreciation & amortization	105.0	107.6	94.6	-2.5%	11.0%

EBITDA	87.5	225.7	233.8	-61.2%	-62.6%

Fair value cost of timber harvested	70.5	86.5	70.6	-18.5%	-0.1%
Gain from changes in fair value of biological assets	(43.3)	(68.8)	(50.5)	-37.1%	-14.3%
Exchange rate differences	(1.5)	3.9	(1.1)	-137.8%	31.7%
Others (*)	178.4	12.5	—	—	—

Adjusted EBITDA	291.7	259.9	252.8	12.2%	15.4%

(*)	Includes provision from forestry fire losses.

Adjusted EBITDA Variation by Business Segment Q4 2016 – Q1 2017

(In U.S.$ Million)

8

FORESTRY BUSINESS

The Adjusted EBITDA for our forestry business reached U.S.$ 59.5 million during this quarter, which translates to a 2.6% or U.S.$ 1.6 million decrease compared to the previous quarter.

Adjusted EBITDA for Forestry Business

(In U.S.$ Million)

During the first quarter, our forestry production was 5.4 million m3, a 3.2% increase compared to the 5.2 million m3 produced in the previous quarter. Sales volume decreased by 4.9% from 7.5 million m3 to 7.2 million m3.

Production, Purchases and Sales Volume

(In Thousand m3)

9

PULP BUSINESS

The Adjusted EBITDA for our pulp business reached U.S.$ 177.0 million during this quarter, which translates to a 37.8% increase or U.S.$ 48.6 million compared to the previous quarter.

Adjusted EBITDA for Pulp Business

(In U.S.$ Million)

Global Pulp Demand Change Q4 2016 – Q1 2017 Production and Sales Volume (In Thousand AdT)

Pulp prices gained strength throughout the first quarter and surpassed our preliminary estimates. Demand remained active worldwide, evidenced by the increase in shipments of long fiber and short fiber by 5.6% and 7.3% respectively in March, compared to the same month of last year. The startup of OKI Mill’s Line 1 did not have an impact on prices as demand efficiently absorbed the incoming supply. OKI Mill’s Line 2 has recently started up but impact in prices is yet to be seen. In Asia, average prices in both fibers followed an upward trend. Europe, on the other hand, remained subdued throughout the first months of the year, reacting to changes in supply and demand at a much slower rate. This delay is mainly due to the fact that European prices are generally indexed to list prices which are already lagged in comparison to market prices. Discounts in this market are also negotiated once a year, which means that any increase in discounts shows a slight decrease in net price as prices continue to adjust to the market.

In Asia, prices showed a gain compared to last quarter as well as the same quarter of last year. Long fiber average prices increased U.S.$ 70 per ton or approximately 12%, while short fiber prices increased approximately U.S.$ 80 per ton or 15%. Despite a slight downturn in demand growth in China compared to last quarter, demand levels remain active. The policies put in place by the Chinese government to stimulate internal consumption are bearing results: because of this, paper producers are operating at close to 100% their plant capacity, compared to the 65% to 80% a few months ago. Many production facilities did not even stop during the Chinese New Year to meet demand, even though costs per worker can increase up to three times during this holiday. Prices for paper have also surged as producers have been able to transfer their higher costs to the final client. Growing demand for these final products has sparked new interest in investments for the paper industry, with many new projects shortening their ramp up timelines. Other Asian countries such as Korea have not had the same dynamic: paper producers’ margins have been waning as they have not had the same luck in obtaining higher selling prices for their products.

Oversupply in the tissue and printing & writing paper markets located in Europe have hindered paper producers to push for higher prices. However, pulp prices did follow the positive international trend, with average prices in long fiber increasing U.S.$ 25 per ton or 4%, and short fiber increasing U.S.$ 90 per ton or 14%. Despite a larger increase in short fiber prices in Europe compared to Asia, Asian margins continue to surpass European margins. In general, pulp producers have preferred to continue selling within the European market, considering container shipping costs from Europe to Asia have surged, especially those with destination China. Local long fiber pulp producers such as those located in Scandinavia have therefore decided to sell within Europe rather than seek Asian markets, dampening the increase in prices in this fiber.

Latin American markets have not had any significant change compared to last quarter, chiefly following international price trends, with the exception of Brazil and Venezuela. The new Klabin pulp mill continues to place pressure on local long fiber prices in Brazil as its ramp up progresses. On the other hand, in Venezuela import licenses have not been approved, and many local paper producers are at risk of downtime for lack of raw material.

During the quarter, the maintenance stoppage of our Constitución Mill was moved up from the end of the second quarter to the first quarter, due to the forest fires that affected the nearby region where this mill is located. The mill was not affected with the forest fires, but a stoppage was mandated s a safety precaution. There were no other maintenance stoppages that affected this quarter.

10

WOOD PRODUCTS BUSINESS

The Adjusted EBITDA for our wood products business reached U.S.$ 78.5 million during this quarter, which translates to a 8.9% decrease or U.S.$ 7.6 million compared to the previous quarter.

Adjusted EBITDA for Wood Product Business

(In U.S.$ Million)

Production and Sales Volume: Panels(1) (In Thousand m3) Production and Sales Volume: Sawn Timber(2) (In Thousand m3) Production and Sales Volume: Plywood (In Thousand m3)

Composite panel markets showed improvement in sales volume and average prices compared to last quarter. Overall, MDF increased its sales volume by 3.7% and prices by 1.6%, while PB increased its sales volume by 4.3% and price by 1.3%.

In North America, sales volume surged thanks to MDF and PB sales. Prices fluctuated around the same levels as last quarter, slightly declining when compared to the same quarter of last year. The MDF moldings market remained stable throughout the quarter.

In Brazil, volumes continued pressured, especially PB which declined 14% compared to the quarter before due to a more depressed industrial channel. Prices, however, rose steadily 4% in MDF and 5% for PB. Compared to the same quarter of last year, prices have risen for both MDF and PB approximately 30%, showing signs of recovery for the Brazilian market. In Argentina, despite increasing prices, sales volume declined. PB was the most affected, with prices increasing 2% but sales volume decreasing 14% Q-o-Q. Other Latin American markets lost dynamism during the quarter, evidenced by less overall sales in these markets.

Sawn timber markets had a more depressed quarter when compared to the fourth quarter of 2016 and the first quarter of 2016. Despite the forest fires in Chile during this year, which damaged our El Cruce Sawmill, our other sawmills were able to pick up the pace and absorb the lack in production. Because of this, production remained within normal levels. Prices remained fairly stable in sawn timber and remanufactured sawn timber, increasing by 1.3% and 1.7% respectively Q-o-Q. Sawn timber sales volume on the other hand decreased by 15.3% compared to last quarter. Remanufactured products helped counteract this negative effect, increasing sales volume by 6.6%. Sawn timber sales to our Asian markets have remained buoyant, with sales to Taiwan and China leading the way. The Middle East has had better demand levels and lower freight costs, which has enabled us to negotiate better price levels and receive better margins.

Plywood production was solid throughout the quarter despite setbacks in wood supply after the forest fires. Sales were also steady, with plywood sales volume increasing 7.0%, partially offset by a decrease in prices of 0.8% compared to last quarter.

(1)	Includes HB, MDF, OSB, PB
(2)	Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note:  Sales include trading

11

CAPITAL EXPENDITURES

U.S.$ Million	Q1 2017	Q4 2016	Q1 2016	YTD 2017	YTD 2016

Purchase and sales of property, plant and equipment	69.0	113.1	79.7	69.0	79.7
Purchase and sales of intangible assets	4.6	13.0	0.5	4.6	0.5
Purchase of other long-term assets	46.1	37.4	36.8	46.1	36.8

Total CAPEX	119.8	163.5	117.0	119.8	117.0

During this quarter, capital expenditures decreased by U.S.$ 43.7 million or 26.7% compared to the fourth quarter of 2016. During the fourth quarter of 2016 there were three programmed maintenance stoppages that increased CAPEX. During this quarter, the Constitución Mill had a maintenance stoppage, which amounted to approximately U.S.$ 2.1 million. The water treatment plant continues its construction phase, with U.S.$ 8.8 million disbursed during the quarter, while the Grayling Project in Michigan disbursed a total of U.S.$ 10.8 million during the quarter. Plantation CAPEX across all countries amounted to U.S.$ 46.1 million, with U.S.$ 31.0 million directed to Chile. The remaining CAPEX pertains to sustaining business investments.

12

FREE CASH FLOW

Overall we had a positive cash flow during this quarter, increasing U.S.$ 70.1 million compared to last quarter. The increase in EBITDA from our pulp segment gave way to better cash flow from operations, increasing U.S.$ 5.0 million compared to last quarter, although it still has not reached the same levels of the first quarter of 2016. Cash used in investment activities decrease as CAPEX expenditures decreased 26.7% compared to last quarter, while cash used in financing activities decreased as there were no dividend payments during the quarter.

U.S.$ Million	Q1 2017	Q4 2016	Q1 2016

Adjusted EBITDA	291.7	259.8	252.8
Working Capital Variation	(20.6)	(34.6)	27.7
Interest paid and received	(70.4)	(22.6)	(68.4)
Income tax paid	(12.8)	(12.8)	(13.3)
Other cash inflows (outflows)	(7.2)	(13.6)	28.4

Cash from Operations	181.2	176.2	227.2

Capex	(119.8)	(163.5)	(117.0)
Proceeds from investment activities	0.7	15.1	2.3
Other inflows of cash, net	(0.0)	(9.4)	1.2

Cash from (used in) Investment Activities	(119.1)	(157.8)	(113.4)

Dividends paid	(0.8)	(30.1)	—
Other inflows of cash, net	0.0	(0.1)	(0.4)

Cash from (used in) Financing Activities - Net of Proceeds and Repayments	(0.8)	(30.1)	(0.4)

Effect of exchange rate changes on cash and cash equivalents	2.0	4.5	(6.6)

Free Cash Flow	62.9	(7.2)	106.8

Net Debt Variation Q4 2016 – Q1 2017

(In U.S.$ Million)

13

FINANCIAL DEBT AND CASH

Arauco’s financial debt as of March 31, 2017 reached U.S.$ 4,429.5 million, a decrease of 1.2% or U.S.$ 51.5 million when compared to December 31, 2016. Our consolidated net financial debt decreased 1.7% or U.S.$ 67.8 million when compared with December 2016, while cash and cash equivalents increased by U.S.$ 16.3 million.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, decreased compared to last quarter from 3.7 times to 3.5 times.

	March	December	March
In U.S.$ Million	2017	2016	2016
Short term financial debt	673.7	697.0	360.9
Long term financial debt	3,755.8	3,784.0	4,027.0

TOTAL FINANCIAL DEBT	4,429.5	4,481.0	4,387.9

Cash and cash equivalents	608.5	592.3	642.7

NET FINANCIAL DEBT	3,821.0	3,888.8	3,745.2

LTM Adjusted EBITDA	1,090.0	1,051.2	1,209.8

Net Financial Debt and Leverage

(In U.S.$ Million)

Debt by Currency	Debt by Instrument

(*)	UF is a Chilean monetary unit indexed to inflation.

14

Financial Debt Profile

For the remainder of the year 2017, bank obligations (which include accrued interest) sum up a total of U.S.$ 147.2 million, which include the following maturities: U.S.$ 107.0 million of loans in Montes del Plata, U.S.$ 32.0 million of leasing in Chile, U.S.$ 3.2 million in our Brazilian subsidiaries, and U.S.$ 5.0 million in our Argentine subsidiaries. The first amortization from our bonds this year is due in June, and corresponds to the U.S.$ 270.0 million Alto Paraná bond from our Argentine subsidiary. The rest of the bond amortizations are a U.S.$ 125.0 million in a Yankee bond due in September, and the first amortization of U.S.$ 9.8 million for our local bond BARAU-Q in October. The remaining years have not undergone any major changes in financial obligations as compared to the previous quarter.

Financial Obligation by Year

(In U.S.$ Million)

Cash

Our cash position was U.S.$ 608.5 million at the end of the first quarter, which is a U.S.$ 16.3 million or 2.7% increase compared to the end of the fourth quarter of 2017. Cash provided by operating activities increased by U.S.$ 4.6 million during the quarter thanks to an increase of U.S.$ 182.0 million in receipts from sales of goods and rendering of services. There were also less capital expenditures in comparison after several maintenance stoppages occurred during the fourth quarter of 2016. Proceeds from borrowings amounted to U.S.$ 5.0 million, which compared to U.S.$ 195.2 million from last quarter decreased by 97.4%.

Cash by Currency	Cash by Instrument

15

FIRST QUARTER AND SUBSEQUENT EVENTS AND NEWS

Groundbreaking Ceremony for New Particleboard Mill in Michigan

On April 12, 2017, Arauco conducted groundbreaking ceremonies for its new U.S.$ 400 million particleboard mill in Grayling, Michigan. The plant’s structure will measure approximately 76,000 square meters, and have an annual capacity of 800,000 cubic meters of particleboard. Once finished, it will be the most modern particleboard plant in North America. In terms of location, it is placed in a strategic sector where it will improve our logistics and support client growth within that region.

Arauco obtains U.S.$ 300 million committed facility to finance Grayling Project

In order to finance the construction of the particleboard mill in Grayling, Michigan, Arauco, through its subsidiary Flakeboard America, obtained a committed facility loan for a total of U.S.$ 300 million. Scotiabank, Banco Estado, and EDC were the three banks that will finance this project. The tenor of this loan will be a total of seven years: disbursements can be made during the first two years, and will then be amortized semiannually for the next five years, with a final balloon payment of 70% of the total loan. The loan has a floating rate interest rate with a spread at competitive market prices. The Grayling Project is expected to cost approximately U.S.$ 400 million; the remaining U.S.$ 100 million will be financed with Flakeboard America’s own resources.

New strategic plan “deRaiz” in place after recent forest fires

During the past summer, Arauco was impacted by one the largest forest firest in the history of Chile. In pursuance of adapting to climate changes that increase the likelihood of forest fires to propagate, Arauco has decided to create a new strategic plan with four fundamental pillars: prevention, protection, reforestation/ restoration and improving the quality of life. Through these four pillars, there are 14 initial projects which are already in course, including the recovery of our production chain, the restoration of native forests, the protection of water basins, and prevention awareness with local communities. The plan will have a committee including the CEO, the President & COO, the Senior Vice-President of Forestry, and the Senior Vice-President of Commercial & Corporate Affairs.

16

FINANCIAL STATEMENTS

Income Statement

In U.S.$ Million	Q1 2017	Q4 2016	Q1 2016	YTD 2017	YTD 2016

Revenues	1,233.7	1,220.6	1,146.0	1,233.7	1,146.0
Cost of sales	(871.6)	(896.7)	(831.8)	(871.6)	(831.8)

Gross profit	362.1	323.9	314.2	362.1	314.2

Other income	48.3	68.2	58.0	48.3	58.0
Distribution costs	(124.0)	(136.0)	(112.5)	(124.0)	(112.5)
Administrative expenses	(120.4)	(110.6)	(105.1)	(120.4)	(105.1)
Other expenses	(193.1)	(33.5)	(20.5)	(193.1)	(20.5)
Financial income	6.4	3.9	11.3	6.4	11.3
Financial costs	(59.9)	(58.0)	(70.3)	(59.9)	(70.3)
Participation in (loss) profit in associates and joint ventures accounted through equity method	8.1	9.9	4.0	8.1	4.0
Exchange rate differences	1.5	(3.9)	1.1	1.5	1.1

Income before income tax	(70.9)	64.0	80.3	(70.9)	80.3

Income tax	25.6	11.7	(27.4)	25.6	(27.4)

Net income	(45.3)	75.8	52.9	(45.3)	52.9

Profit attributable to parent company	(45.6)	73.6	52.2	(45.6)	52.2
Profit attributable to non-parent company	0.3	2.2	0.7	0.3	0.7

17

Balance Sheet

In U.S.$ Million	Q1 2017	Q4 2016	Q1 2016

Cash and cash equivalents	608.5	592.3	642.7
Other financial current assets	4.2	5.2	21.8
Other current non-financial assets	170.6	144.9	152.8
Trade and other receivables-net	724.0	701.6	684.4
Related party receivables	10.0	12.5	8.7
Inventories	825.6	852.6	914.0
Biological assets, current	299.9	306.1	308.9
Tax assets	103.3	104.1	75.2
Non-Current Assets classified as held for sale	2.9	3.1	3.4

Total Current Assets	2,749.0	2,722.4	2,811.8

Other non-current financial assets	15.9	8.9	0.8
Other non-current and non-financial assets	109.1	130.3	126.8
Non-current receivables	17.3	15.2	14.5
Investments accounted through equity method	461.2	446.5	264.4
Intangible assets	90.8	89.5	86.8
Goodwill	75.8	74.9	72.2
Property, plant and equipment	6,898.1	6,919.5	6,912.0
Biological assets, non-current	3,446.6	3,592.9	3,569.5
Deferred tax assets	6.7	6.1	3.9

Total Non-Current Assets	11,121.4	11,283.8	11,050.9

TOTAL ASSETS	13,870.4	14,006.2	13,862.7

Other financial liabilities, current	674.3	697.5	365.5
Trade and other payables	506.5	537.9	572.6
Related party payables	7.4	3.8	5.9
Other provisions, current	0.4	0.8	0.8
Tax liabilities	2.7	1.6	6.4
Current provision for employee benefits	5.3	5.2	5.0
Other non-financial liabilities, current	109.4	99.2	160.8

Total Current Liabilities	1,306.1	1,346.1	1,116.9

Other non-current financial liabilities	3,821.4	3,870.9	4,190.1
Other provisions, non-current	38.8	38.1	35.3
Deferred tax liabilities	1,591.0	1,631.1	1,637.7
Non-current provision for employee benefits	61.1	60.1	57.7
Other non-financial liabilities, non-current	62.8	60.6	54.8

Total Non-Current Liabilities	5,575.1	5,660.8	5,975.7

Non-parent participation	45.2	44.0	40.7

Net equity attributable to parent company	6,944.0	6,955.3	6,729.4

TOTAL LIABILITIES AND EQUITY	13,870.4	14,006.2	13,862.7

18

Cash Flow Statement

U.S.$ Million	Q1 2017	Q4 2016	Q1 2016	YTD 2017	YTD 2016

Receipts from sales of goods and rendering of services	1,321.7	1,139.6	1,308.4	1,321.7	1,308.4
Other cash receipts (payments)	63.9	55.0	64.4	63.9	64.4
Payments of suppliers and personnel (less)	(1,119.8)	(983.0)	(1,060.9)	(1,119.8)	(1,060.9)
Interest paid and received	(70.4)	(22.6)	(68.4)	(70.4)	(68.4)
Income tax paid	(12.8)	(12.8)	(13.3)	(12.8)	(13.3)
Other (outflows) inflows of cash, net	(1.8)	(0.1)	(2.9)	(1.8)	(2.9)

Net Cash Provided by (Used in) Operating Activities	180.8	176.2	227.2	180.8	227.2

Capital Expenditures	(119.8)	(163.5)	(117.0)	(119.8)	(117.0)
Other investment cash flows	0.7	5.7	3.6	0.7	3.6

Net Cash Provided by (Used in) Investing Activities	(119.1)	(157.8)	(113.4)	(119.1)	(113.4)

Proceeds from borrowings	5.0	195.2	208.5	5.0	208.5
Repayments of borrowings	(51.6)	(55.4)	(172.6)	(51.6)	(172.6)
Dividends paid	(0.8)	(30.1)	0.0	(0.8)	0.0
Other inflows of cash, net	0.0	(0.1)	(0.4)	0.0	(0.4)

Net Cash Provided by (Used in) Financing Activities	(47.4)	109.7	35.5	(47.4)	35.5

Total Cash Inflow (Outflow) of the Period	14.3	128.1	149.3	14.3	149.3

Effect of exchange rate changes on cash and cash equivalents	2.0	4.5	(6.6)	2.0	(6.6)
Cash and Cash equivalents at beginning of the period	592.3	459.7	500.0	592.3	500.0

Cash and Cash Equivalents at end of the Period	608.5	592.3	642.7	608.5	642.7

19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 9, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer